U.S. Securities and Exchange Commission
                             Washington, D.C. 20549



                                 FORM 10-SB/A-1



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934




                        NOSTRAD TELECOMMUNICATIONS, INC.
                 (Name of Small Business Issuer in its Charter)



       Nevada                                           88-0306460
(State of Incorporation)                       (IRS Employee Identification No.)




                       Suite 2482, 650 West Georgia Street
                   Vancouver, British Columbia Canada V6B 4N8
                    (Address of Principal executive Offices)



                                 (604) 893-8778
                          (Issuer's Telephone Number:)



                     Common Stock, $.001 par value per share
          (Securities to be Registered Under Section 12(g) of the Act)

                                TABLE OF CONTENTS

                                     PART I
                                                                            Page

Item 1.  Description of Business                                              3

Item 2.  Management's Discussion and Analysis or Plan of Operation           30

Item 3.  Description of Property                                             34

Item 4.  Security Ownership of Certain Beneficial Owners and Management      36

Item 5.  Directors, Executive Officers, Promoters and Control Persons        38

Item 6.  Executive Compensation                                              43

Item 7.  Certain Relationships and Related Transactions                      44




Item 8.  Description of Securities                                           44

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
         and Related Shareholder Matters                                     44

Item 2. Legal Proceedings                                                    45

Item 3. Changes and Disagreements with Accountants

Item 9.  Market for Common Equity and Related Shareholder Matters            45

Item 4.  Recent Sales of Unregistered Securities                             45

Item 5. Indemnification of Directors and Officers                            45


                                    PART F/S


Financial Statements                                                         47


                                    PART III


Items 1 and 2 Index to and Description of Exhibits                           66

                                    GLOSSARY

As used in this registration statement, the following terms and abbreviations have the meanings set forth below.

"Addressable" means the ability to signal from the headend or job site in such a way that only the desired subscribers' receiving equipment are affected. It is possible to send a signal to a subscriber and effect changes in the subscriber's level of service.

"Amplifier" means a device used to increase the operating level of an input signal. It is used in a cable system's distribution plant to compensate for the effects of line loss caused by coaxial cable and passive devices.

"Beam benders" means low power signal repeaters that retransmit to an otherwise shaded signal over a limited distance.

"CATV" means a broadband communications system capable of delivering multiple channels of entertainment programming and non-entertainment information from a set of centralized antennas, generally by coaxial cable, to a community. Many cable television designs integrate microwave and satellite links into their overall design and some now includes optical fibre as well. Commonly called "Cable Television System".

"Converter" means a device for changing the frequency of a television signal. A cable headend converter changes signals from frequencies at which they are broadcast to clear channels that are available on the cable distribution system. A set-top converter is added in front of a subscriber's television receiver to change the frequency of the midband, superband, or hyperband signals to a suitable channel or channels (typically a low VHF channel) which the television receiver is able to tune into.

"Downlinking" means receiving signals via a Satellite dish refer to Uplinking

"DTH" or "Direct to Home Pay-Television Service" means a satellite service of one or more entertainment or information program channels that can be received directly using an antenna on the subscribers' premises

"Exchange Act" means the United States Securities Act of 1934 as amended.

"GHz" refers to a unit of measurement known as a Gigahertz, or one billion cycles per second.

"FCC" means the United States Federal Communications Commission.

"Home Passed" or "Pass By" refers to the ability of a household to have line of site with transmitter in order to receive a wireless signal. In the case of hard wire cable, a home that the cable actually passes.

"Headend" refers to the control center of a CATV system where incoming signals are amplified, converted, processed, and combined into a common cable, along with any origination cable-casting for transmission to subscribers. System usually includes antennas, preamplifiers, frequency converters, demodulators, modulators, processors, and other related equipment.

"ISP" means internet service provider

"MHz" refers to a unit of measurement known as a Megahertz, one million cycles per second.

"MDS" or "Multipoint Distribution System" refers to an omni-directional common carrier microwave radio service authorized to transmit television signals and other communications. MDS operates in the 2150 - 2162 MHz frequency range, with an effective radius of 30 km.

"MMDS" or "Multichannel Multipoint Distribution System" refers to a collection of various MDS services and instructional television fixed service on the directional microwave radio authorization combined to provide up to 66 channels of entertainment, education, and information.

"MDU" refers to multiple dwelling units such as apartments, hotels, and commercial building.

"OTCBB" means the NASD over the counter electronic bulletin board.

"PPV" or "Pay-Per-View," refers to usage-based fee structure used sometimes in CATV programming in which the user is charged a price for individual programs requested.

"RO" means the ability to receive only of data, video, or voice via satellite.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the United States Securities Act of 1933, as amended.

"SMATV" refer to a multi-channel cable network service offered to private landowner of and MDU.

"Subscription Television" means a system of distributing programs for premium television programming, either over the air or by cable, for which the subscriber pays a fee. The signals for such programming may be scrambled to keep non-subscribers from receiving service. A decoder or descrambler might be used to allow the paying subscribers to receive the pay television programming. Synonymous with "premium television".

"UHF" or "Ultra High Frequency," refers to corresponding electromagnetic signals ranging from 300 - 800 MHz; e.g. channels 14 - 69 on the television dial.

"Uplinking" refers to the beaming of signals from a terrestrial broadcast center to a stationary Satellite.

"VSAT" or "Very Small Aperture Terminals" refer to small, software-driven earth stations (typically 0.9-1.8 meters, which equates to 3-6 feet) used for the reliable transmission of data, video, or voice via satellite.

"WCAI" or "WAC" refers to the Wireless Communications Association International an organization which represents the broadband wireless industry worldwide. The WCAI's mission is to advance the interests of the wireless systems that provide video, voice and data services on a subscription basis through land-based towers to fixed reception/transmit devices. Membership is comprised of fixed wireless system operators worldwide, as well as: equipment and service suppliers; video, software and other content providers; financial institutions; and engineers, attorneys and other consultants.

Item 1.  Description of Business

A.   The Company

     1.   Corporate Information


     Nostrad Telecommunications, Inc. ("the Company" or "NTC") is a corporation organized under the laws of the State of Nevada on September 24, 1993, as Cave Productions, Inc. The Company changed its corporate name to Nostrad Telecommunications, Inc. effective as of October 8th, 1997, in anticipation of its acquisition of Nostrad Media Pte. Ltd. a Singapore company ("Nostrad Media") and Omni Vision Africa Ltd., a British Virgin Island company ("Omni Vision"). Please refer to "Item 1. Description of Business - The Company - Corporate History."

     Although not required to do so, the Company has voluntarily filed this registration statement because (1) it believes that it can more readily accomplish its business and financing objectives if it were a reporting issuer under the Exchange Act and (2) it wants to satisfy current conditions for quotation of its common stock on the OTCBB.

     The Company maintains its corporate offices at Suite 2482, 650 West Georgia Street, Vancouver, British Columbia V6B 4N8. Its telephone number is (604) 893-8778 and, its facsimile number is (604) 893-8768. The Company moved its head office from Las Vegas, Nevada in September of 1997, following the acquisition of Nostrad Media and Omni Vision.

     The Company maintains offices as follows: Vancouver, Canada, Singapore, Ulaanbaatar, Mongolia, Kampala, Uganda, and Rabat, Morocco. Please refer to "Item 3. Description of Property."


     2.   Corporate Structure

     The following chart sets out the Company's corporate structure and ownership interest in its various subsidiaries:

                        --------------------------------
                        Nostrand Telecommunciations Inc.
                        --------------------------------

----------------------------------------------------    ------------------------
                OmniVision Africa Ltd.                   Nostrad Media Pte. Ltd.
                         100%                                      100%
----------------------------------------------------    ------------------------

----------    ----------    ----------    ----------               -------------
OmniVision    OmniVision    OmniVision    OmniVision                 Mongolia
 Uganda        Tanzania       Ghana         Maroc                  Home Division
  100%           80%           80%           65%                        80%
----------    ----------    ----------    ----------               -------------

     3.   Corporate History


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

     The Company was organized for the purpose of creating a vehicle to locate and acquire an operating business entity which management believed would be a suitable and viable acquisition candidate. The Company had limited operating activities from inception to September 30, 1997 when it effected the Acquisition.

     By Agreement dated February 25, 1998 with Nostrad Telecommunications Pte. Ltd.. a privately held Singapore company ("Nostrad Singapore"), the Company agreed to purchase (the "Acquisition") from Nostrad Singapore all of the issued and outstanding capital stock of each of Nostrad Media and OmniVision in exchange for 3,700,000 shares of the Company's common stock (on a post split basis) and a $300,000 promissory note.

     In furtherance of the Acquisition, a restructuring (the "Restructuring") consisting of the following was effected:

     1. Name Change. The name of Cave Productions was changed to Nostrad Telecommunications, Inc.

     2. Stock Split. On September 29, 1997 the then Board of Directors of the Company approved a 5,000 for 1 stock split, which stock split was effective upon filing on September 30, 1997 of a certificate of amendment to the Company's certificate of incorporation.

     The effect of the Stock Split was to increase the number of shares of the Company's common stock $.001 par value per share, issued and outstanding from 600 to 3,000,000. The number of shareholders remained constant at eleven; being the same eleven persons (the "Selling Shareholders") who acquired the 600 shares on March 1, 1994. The Company believes that only one of the Selling Shareholders was an affiliate of the Company at the time of the Acquisition.

     3. Private Transactions. As an adjunct to and in order to facilitate the Acquisition, the Selling Shareholders sold and transferred (the "Private Transaction") to certain unaffiliated persons 2,840,000 shares of common stock representing approximately 94.6% of the then issued and outstanding shares of the Company's common stock.


     As at January 31, the Company had 11,100,000 shares issued and outstanding.


B.   The Business of the Company


     The  acquisition  was  treated  as a  "reverse  take  over" for  accounting
purposes.   Accordingly,  the  historical  business  description  and  financial information presented is that of Nostrad Singapore.

     The Company is, and for the past 3 years has been, focused on developing, acquiring and managing media and telecommunication operations in emerging markets of Asia, Africa and at a later stage, Latin America. To date, the Company has obtained Subscription Television licenses in Morocco, Uganda, and Tanzania, as well as an ISP licences in Morocco. The DTH services in Morocco have been implemented with a launch of Showtime (a subsidiary of Viacom, Inc.) programming in June 1999.

     In order to implement its business, in each country in which the Company operates, the Company requires various operating permits, licenses, and allocation of specific frequency and channels by the appropriate government Ministry in each county. The Company's current operations include:

A. Morocco Operations. Omni Vision Maroc, a 65% owned subsidiary, is licensed to distribute Satellite DTH Subscription TV programming. The subsidiary has entered into an agreement with Showtime, to distribute Showtime's DTH programming package throughout Morocco.

B. Tanzania MMDS Pay TV Operations. Omni Vision Tanzania, an 80% owned subsidiary holds exclusive frequencies and licenses to operate a seven-channel MMDS Subscription TV system in Tanzania. The Company has applied for additional 8 channels in order to provide up to 15 channels of subscription television service as well as wireless internet services.

C. Uganda MMDS Pay TV Operations. Omni Vision Uganda, an 100% owned subsidiary holds exclusive frequencies and licenses to operate a 21-channel MMDS system in Uganda.

D. Uganda Paging Operations. Omni Vision Uganda also holds licenses to operate 5 paging channels. The system is currently being implemented and is expected to become operational by June/July of the year 2000.

E. Mongolia Paging Operations. Mongolia Omni Vision, an 80% owned subsidiary holds licenses to operate 5 paging channels. The system currently has 2 channels in operation capable of providing service to 4,000 subscribers, the system currently has 125 subscribers.

F. Mongolia MMDS Pay TV Operations. Mongolia Omni Vision also holds exclusive frequencies and licenses to operate a 29-channel MMDS system, at this time the Company has put this project on indefinite hold.


Overview


     Television provides an important window to the world of entertainment, knowledge and information while telecommunications is a gateway for human interaction. The need and demand for these services are well documented. The Company intends to provide these services to its chosen markets in emerging economies, where market potential is significant and initial competition from larger international corporations is limited or even non-existent,

     For its Pay TV operations, the Company has chosen to deploy wireless MMDS technology as it is proven in over 60 countries worldwide as currently the most cost effective signal delivery solution that allows low-cost entry and quick service roll-out. It enables the Company to provide appealing and price-competitive programming to its subscribers in the targeted markets. The targeted countries were selected based on the Company's view of their respective market potential, relative political stability and governmental commitment to economic reforms and development. Based on the licenses in hand, the demographics, and high population densities, The Company's Pay-TV Networks, when completed, will pass by over 5.4 million households subject to the necessary receiver equipment being installed and the households subscribing for the Pay-TV service.

     In the paging business, the Company, guided by its corporate philosophy of providing appealing and cost competitive solutions to its customers, is implementing alphanumeric and voice paging services in the two countries that it has paging licenses. Alphanumeric and voice paging were selected as the appropriate solutions for these emerging markets because access to public telephones, and telephones in general, is rather limited.

     Overall, the media and telecommunications markets in the targeted countries are relatively undeveloped and with limited competition, thus, offering the opportunities of smaller scale starts and rapid market growth as their economics develop. With the current developments in the applied technologies, the Company envisages and believes that it will be able to expand into multimedia services through the integration of other convergent technologies in the future.

     The Company has assembled a management and technical team with over 150 years of cumulative experience in implementation, management and operation of cable TV, hardwire and wireless telecommunication systems in developed and developing countries. The team will focus on building NTC's subscriber base, with the goal of generating positive cash flows at low subscriber levels and endeavor to retain customers through quality on-going services and marketing programs.

     Over the longer term, the Company expects to expand through internal growth, acquisitions and joint ventures. Its also intends to enhance growth through strategic alliances with international players, telecommunications companies, should the opportunities arise, with the view of maximizing the intrinsic value of the business and operations, and thus maximizing the long-term value for its shareholders. The Company has already formed associations with GlobeComm Systems and NetSat Express to develop VSAT Networks, and to provide technical and system integration services to OmniVision Maroc. (refer to page 15.)


Industry and Competitive Environment




     Wireless system technology provides a very low cost and competitive medium for the transmission of entertainment and information services to customers in single family homes, multiple dwelling unit properties and commercial properties. A city-wide wireless system can be quickly implemented in a relatively short period of time (in less than 7 months, as compared to conventional cable which may take as long as 3 to 4 years), with substantially lower initial capital investments. The system can also be maintained at a fraction of the cost of a conventional cable TV system.

     Unlike conventional cable systems, wireless systems do not require extensive coaxial cable networks, amplifiers and related equipment to meet low and fairly dispersed initial demand. As a result, capital costs and plant related operating costs are substantially lower. Hence, the Company anticipates that it will be able to maintain cost and pricing advantages over conventional hard wire cable and satellite delivery such as DBS (Direct Broadcast Satellite) or DBH technology in the subscription television industry.

     The Company will focus on developing wireless cable and telecommunications systems in emerging markets where the terrain, frequency availability and other conditions are conducive to the economical transmission of wireless signals. The Company will target value-conscious consumers in both cabled and non-cabled areas with its basic and premium programming. The Company will differentiate itself by using its lower cost structure to offer customers competitive prices for superior programming with an emphasis on customer service.







Technology


     Wireless cable systems, otherwise known as Multichannel Multipoint Distribution Systems or MMDS, are the latest in subscription pay TV technology. MMDS can be set-up and implemented at a fraction of the time and cost required by conventional cable operators, and other related technologies. The commercial wireless cable industry began in the United States as a single channel Multipoint Distribution Service MDS in September 1973. As a single channel service offering Home Box Office ("HBO") and other movie services, MDS grew to more than 500,000 subscribers in the early 1980s. But the business soon collapsed before the onslaught of cable and home video. The FCC tried to revive the medium in 1983, allocating eight channels to MMDS, and perhaps more importantly, it permitted wireless operators to lease the twenty Instructional Televisions Fixed Service channels previously restricted for educational use only. However, regulatory delays and lack of capital continued to bog down the business. Wireless cable received a boost from the United States 1992 Cable Act, which guaranteed cable competitors access to cable programming on reasonable terms.

     The MMDS technology to be employed by the Company has very similar technical characteristics to that used in the United States and Canada and has been widely proven. The spectrum of frequencies used, (2.5 to 2.9 Hz), the bandwidth per channel, (6 MHz), and other technical characteristics are virtually the same. Although MMDS requires direct line-of-sight reception and may be subject to interference by weather and topography, signal quality is high and much less subject to the outages and degradation often experienced by CATV coaxial cable systems.

     MMDS operates from a central re-transmission facility known as the "head-end," consisting of satellite reception equipment and other equipment necessary to receive or produce the desired programming. The programming is then transmitted by microwave transmitters from an antenna located on a tower to provide a wide coverage area up to distances of 30 Kms. At the subscriber's location, a small antenna typically located on the rooftop, receives the microwave signals and converts them to frequencies that can be carried via conventional in-home coaxial cable to a descrambling converter located on top of the subscriber's television set.


Market Segmentation and Competing Pay-TV Delivery Technologies

     Other than the MMDS technology chosen by the Company as its delivery platform, television signals are replayed by various competing services and technologies. Details on these and comparisons with MMDS are described in more detail below and in "Part I - Description of Business - Areas of Operation."


Cable


     In the U.S., cable competes effectively with wireless only because of amortized sunk costs in the cabling infrastructure which was built out over the last 30-40 years, before the advent of wireless technologies. In addition, the available MMDS frequencies in North America are limited, hence restricting the number of channels that can be offered through this platform.


     However, capital investment for MMDS is a fraction of conventional cable television investment. Cable television investment is approximately $25,000 per mile, as opposed to a total $500,000 for a wireless transmission facility. MMDS can also serve market areas where it will not be economically viable for cable operators due to low housing density (cost per subscriber's ratio). Hence, in markets with little or no cable infrastructure, MMDS will be much more cost efficient to implement.

     The major issue impending explosive development of wireless cable in developed countries, such as those in North America and Europe, have not been construction costs, but burdensome frequency licensing procedures and the problems in obtaining access to the most desirable cable network areas.

Television Receive Only ("TVRO")

     TVRO's are used by customers for direct reception of video programming from various satellites (C-Band), and are generally used to receive free-to-air programming. They are generally used in markets where subscribers do not have access to cable or MMDS services. A conventional TVRO system can cost each subscriber between $1,000 and $3,000 (for the installation and purchase of a full-size satellite dish), depending on the features of the system, plus a monthly fee for access to specific programming that are encoded. There is also a need to re-position the receiver dish to several different satellites for different programming. However, this positioning can be done via motorized controls but would entail a higher equipment cost.

Satellite Master Antenna Television ("SMATV")

     SMATV is a multi-channel cable network system service offered to private landowners of multiple dwelling units. SMATV uses satellite receivers to receive and compile programming and distributes the multi-channel programming to the subscribers in multiple dwelling units and large buildings. SMATV is, however, restricted mainly to free-to-air satellite programs as royalty fees for the encrypted programming can be very expensive - no economies of scale.


Direct to Home

     DTH companies transmit high-powered signals from a satellite directly to a small dish (about 60-90 cm in diamerter) located at subscribers' homes. DTH is capable of delivering over 500 channels of digital programming. Currently, receiving equipment plus installation fees can cost each subscriber between $700 and $1,500, however the price of this $1,500 equipment is being reduced and it is expected that the price deferential between MMDS and DTH will at some point disappear. Each additional independent outlet requires a separate decoder device at an additional cost to the subscriber. MMDS enjoys certain advantages over DTH, specifically DTH's:

*    cost for constructing and launching satellites

*    receiving equipment is costly for subscriber

* limitation on local programming programming (due to the high cost of uplinking and re-broadcasting, it is not generally economically feasible to include the local channels of several countries within the satellite footprints) due to the small number of DTH subscribers in each country at this time.

     In the Company's target market areas, specifically in Morocco, Tanzania and Uganda, it is not feasible to have local uplinking of DTH operations for at least the medium term. The high costs of implementation are much too prohibitive. In the meantime, foreign DTH operators, although high priced, do present a source of competition, as a DTH operator can provide service to urban and rural communities, since their broadcast footprint covers the whole country. Additionally DTH providers are in some of the Company's target marketssubsidizing the cost of the equipment and installation this may have an impact on the cost differential that MMDS has over DTH at this time.


Telephone Companies - Video on Demand


     Recently telephone companies in developed countries have been implementing ADSL technology capable of providing audio/video services over telephone lines. Such services are at present very costly to implement and restricted to offering video-on-demand and high speed Internet service. It is as yet uncertain as to whether the technology may be able to support multi-channel programming. The Company believes that MMDS will continue to maintain a cost advantage over such video services for a significant period.

* The cable industry has developed a service that enable customers to order and pay for individually selected programs - Pay-Per-View. PPV has been especially successful for specialty events carried on a pay-per-event basis, such as sports events. PPV requires subscribers to have addressable converters, as employed by the Company, which allow the Company to control what subscribers watch without having to visit the subscribers' residences. The Company believes that PPV has the potential for becoming popular as additional exclusive events become available for distribution.



* Digital compression, currently being developed by several equipment manufacturers, will allow several programs to be carried on one bandwidth, as opposed to current technology that allows only one program per bandwidth. Estimates of compression ratios are between 4:1 and 10:1 (about 150 to 300 channels). Digital technology will also enable MMDS to transmit high definition television signals. NTC believes that any compression technology that becomes commercially available will be beneficial to MMDS operators and will help to greatly expand the channel capacity available for programming.

* Currently, franchise cable operators are rebuilding their infrastructures with fibre optic networks in order to provide their customers with greater numbers of programming channels and services. In the past, franchise cable systems have been limited to the number of programming channels offered to customers by their current analogue transmission and coaxial cable technologies.

* In addition, wireless technology can now offer broadband interactive services - namely "fibre optics in the sky".


Other Wireless Competitors

     In its target markets the Company can expect other MMDS wireless operators to provide limited competition. This is mainly due to the limited bandwidth (channel capacity) allocated in the target markets by the government authorities in the MMDS band. Over the longer term, the Company anticipates the market for subscription TV will be large enough to support the emergence of competitors, as the market develops within its region of operation. The Company also expect that in the long run, consolidation is bound to occur. Increased volume leads to decreased fixed unit and marginal costs and only competitive companies will reach economies of scale for a given market niche. Those firms that fail to achieve minimum economies of scale will face an increasingly competitive environment and an inferior cost structure.

     In Africa, the main competitor for the Company is MultiChoice, which broadcasts terrestrially in the UHF frequency spectrum and via DTH, for the premium direct-to-home market. While Multichoice focuses on such premium DTH delivery, the Company will focus on terrestrial wireless broadcast, with direct capital investments into its countries of operations. The Company will add value to the local economies via local employment and subcontracting. MultiChoices' DTH infrastructure and signals originate in South Africa and moreover, subscribers in other African countries must eventually pay them there, thus representing a source of foreign exchange drain. In the longer term, localized Pay TV industries are more likely to be favored over imports by the governments of our countries of operations. Please refer to "Part I - Item 1. Description of Business - Areas of Operations" for a discussion of the competitive environment and pricing comparisons in each of the Countries in which the Company operates.

C.   Areas of Operation

* The Company has compiled, as to each country in which it operates, information set forth under the caption "Vital Statistics" as well as the Captions "Mongolia," "Morroco," "Uganda," and "Tanzania," from generally available public information as at January 2000, published by sources which the Company believes to be generally reliable.


Mongolia


     Mongolia Homevision HH ("HomeVision") is currently holding the following documents:



-----------------------------------------------------------------------------------------------------------------------------
Date                     Title of License or Certificate                 Notes                   Duration
-----------------------------------------------------------------------------------------------------------------------------
Mar 28, 1997             Mongolian State Registration  Certificate
                         #21/475
-----------------------------------------------------------------------------------------------------------------------------
May 17, 1996             License to Employ Radio Frequency               2.3 - 2.99 Ghz        May  17,  1996 - May  17, 2006
                                                                         24 Ghz - 29.9 Ghz     Refer to Risk Factor 14
-----------------------------------------------------------------------------------------------------------------------------
Feb 20, 1997             Foreign Investment Chief Order for              Mongolia/Singapore    No Specific Duration
                         Mongolia HomeVision HH                          Joint Venture         Refer to Risk Factor 14
-----------------------------------------------------------------------------------------------------------------------------
Nov 7, 1996              Permission to use channels to braodcast                               No Specific Duration
                         television in Ulaanbaatar                                             Refer to Risk Factor 14
-----------------------------------------------------------------------------------------------------------------------------
Jan 28, 1997             Special  License #14 (#800) for provision                             No Specific Duration
                         of Paging Service, Ulaanbaatar, Darkan,                               Refer to Risk Factor 14
                         Erdenet
-----------------------------------------------------------------------------------------------------------------------------
May 16, 1996             Certificate  of  Enterprise  with Foreign                             May  16,  1996 - May  30, 2006
                         #800                                                                  Refer to Risk Factor 14
-----------------------------------------------------------------------------------------------------------------------------
May 17, 1996             Communication  Service License Certificate                            May  17,  1996 - May  17, 2006
                         #800 #32                                                              Refer to Risk Factor 14
-----------------------------------------------------------------------------------------------------------------------------
Aug 26, 1996             Mongolia State Radio, TV & Communications                             No Specific Duration
                         Dept. Operating License #01/016 Certificate                           Refer to Risk Factor 14
                         #800/#32
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
Jan 22, 1997             Special License #06                             TV Channel 33         No Specific Duration
                                                                         MMDS 2484-2700        Refer to Risk Factor 14
-----------------------------------------------------------------------------------------------------------------------------
Jan 22, 1997             Special License # 01                            Frequency  163.1,     No Specific Duration
                                                                         155.3, 146.3 Mhz      Refer to Risk Factor 14
-----------------------------------------------------------------------------------------------------------------------------

Nostrad Media, through its subsidiary, HomeVision obtained a license in Mongolia to establish wireless broadcast pay-television (license granted in June 1996, frequencies of 2.3-2.99 GHz). HomeVision's signals will pass 120,000+ TV households and penetration rates of over 20% are projected over a 5-year period.

In line with HomeVision's plan to include telecommunications services in its offerings, government approval for paging operations, including national alphanumeric and voice paging, was obtained (frequencies 163.1, 146.300, 147.300, 155.300, and 156.300 MHz) in late 1996. The Company is operating voice, numeric and alphanumeric paging (under the brand name of "NOSTRAD Paging") in Ulaanbaatar. Subscription rates start at US5.00 for numeric, US10.00 for alphanumeric and US15.00 for voice paging services, equipment costs range from US$30.00-US250.00.


HomeVision has obtained a long-term lease on a 3-storey broadcasting center, including the use of the existing transmission tower, from the Mongolian Radio and TV Company.


----------
The  center  houses  a  production   studio,   satellite  signal  receiving  and
re-transmission headend, and corporate administration and currently is the operations and transmission center for the paging network.

HomeVision currently employs over 10 personnel for the paging operations.


Competition

There are four cable companies operating in Ulaanbaatar, of which, two are very small start-ups. Their program offering consists of only free-to-air satellite programming and does not include any of the encrypted programming, such as HBO, Cinemax, Star Movies and ESPN, with the exception of Discovery. In addition, they compile their own movie channel, consisting of pirated movies. Mongolia is a recent signatory to the Berne Convention and the Mongolian authorities have begun to take action against blatant copyright violations. The current subscription rates for such free-to-air programming range from US$2-3/month.

Location, Demographics

Mongolia is completely landlocked between two large neighbors, Russia and China. It is a vast country nearly three times the size of France and yet with a population of only 2.4 million people. 85% of the people are Mongol, 7% Turkic, (Mainly Kazakh), and 4.6% Tungsic. Four million Mongols live outside Mongolia. The special feature of the Mongolian democratic evolution since 1990 is its very peaceful and consensual nature. The democratic reforms have radically changed the social structure, the state ideology, and the mentality of the ordinary citizen, and these changes have taken place in a comparatively calm and stable manner. With the collapse of the Soviet Union, the substantial aid, which Mongolia enjoyed, was abruptly cut off in 1989/90. With the need for economic reform, the government raised prices of commodities, coal, and electricity. Inflation rose dramatically. Expansionary monetary policies continued throughout 1992/93 such that inflation rose to 146% and peaked at 330% in 1993 before inflationary pressures eased. Inflation in 1995 was 66% falling to 53% in 1996 and the government goal for 1997 is 35%.


With the very positive indicators of the past few years and the steady improvement in the standard of living for Mongolian households, the opportunity to develop high quality subscription television system in Ulaanbaatar is significant. The low level vegetation, the relatively flat composition of the city, and the absence of severe high-rise and other man-made obstruction problems supports the evaluation that a Multichannel Multipoint Television Distribution System, will provide very effective and economic coverage, likely supporting direct reception by about 85 percent or more of the apartment blocks and individual reception locations in the target service area.


Since 1992, the Mongolian leaders have been gradually making the transition from Soviet-style central planning to a market economy through privatization and price reform and have been soliciting support from international financial agencies and foreign investors.

In 1994, the economy showed signs of recovery with the slowdown of decline of major economic indicators and GDP growth of 2.1%. In 1995 the GDP growth was almost 6% and in 1996 was approaching 5%. Good progress has been made in setting up market oriented institutions and in creating a legal and regulatory framework for investment. The Foreign Investment Law protects foreign investors from expropriation and offers substantial concessions.

Ulaanbaatar, the capital city, is in the central part of Mongolia on the river Tuul. The population of the city is over 640,000 constituting 25% of Mongolia's population. It is the largest industrial center and produces most of the total industrial output. The building industry is active in speculative private housing, and private offices and hotels are under construction, strengthening the role of Ulaanbaatar as the country's prime focus for financial and other services.


Although household income is low, the cost of housing is extremely low such that the cost of food and similar household essentials accounts for 50% of income. There is ample evidence that households have a relatively high percentage of their total income available with which to purchase appliances such as stereos, TV sets e.g. over 1,000 color TV sets per sets, per month are sold in stores in Ulaanbaatar. Ulaanbaatar has a very young population. A population of over 640,000 in Ulaanbaatar divided by an average household size of 4.5 results in an estimate of over 140,000 households. It is safe to estimate theestimated that average family household "based upon demographic studies prepared by the Mongolian Statistics Department 1994" consists of two adults and two children, (i.e. when taking into account single parent families, extended families, etc., an average household in Ulaanbaatar consists of 4.5 members.

Foreign Investment

By the end of 1995, more than 520 business entities with foreign investor participation had been granted licenses to engage in commercial activity in Mongolia. Businesses and individuals from 39 countries have invested more than US$100 million between 1990 and 1995. Among the more recognized companies currently operating in Mongolia are Sumitomo Corporation and KDD of Japan, Korean Telecom, and Snyder Oil Corporation (SOCO), Nescor and Caterpillar from the United States.

The World Trade Organization has extended membership to Mongolia, and in addition, the United States Senate approved a bilateral investment treaty with Mongolia in June, 1996, thus providing a legal framework for American investors that expands on Mongolia's Foreign Investment Law. Many other countries have also signed bilateral trade agreements of a similar nature with Mongolia.

The Foreign Investment Law of 1993 allows foreign investment through the establishment of a completely foreign enterprise, or the establishment of a business entity with the participation of a Mongolian investor. Additionally, foreign investors are permitted to participate in the ongoing privatization of state-owned property and enterprises. Both the Foreign Investment Law and the U.S.-Mongolian bilateral investment treaty ensure that foreign investors receive no less favorable treatment than Mongolian investors.

The Mongolian law specifically states that foreign investors shall be accorded no less favorable treatment regarding the possession, use, and disposal of their investments than that accorded to Mongolian investors, and goes on to specify the right of a foreign investor to possess, use, and dispose of their property; manage or participate in managing the business entity; and to transfer their rights and obligations to other persons. Foreign investors have the right to transfer abroad promptly (1) shares of profits and dividends, (2) proceeds from the sales of their assets and securities, (3) proceeds from the transfer of their property rights to other persons as well as from their withdrawal from or the dissolution of the business entity. The U.S.-Mongolian bilateral investment treaty stipulates that transfers must be made in a freely usable currency at the prevailing rate of exchange on the date of the transfer.

The Foreign Investment Law explicitly states that foreign investment will not be nationalized or subject to unlawful expropriation. Investments may be subjected to expropriation exclusively for the public purposes or interests and only in accordance with due process of law on a non-discriminatory basis with full compensation.

Over the last six years, the market economy has firmly taken root in Mongolia, and the government is moving to reform and strengthen its institutions to welcome foreign business, secure new investment, and make the legal and financial environment more predictable. Despite some initial missteps, Mongolia has made a real commitment to openness and to playing a more visible role in the international trading system.

Government Regulation and Licensing


Mongolia does not suffer from a shortage of laws and regulations; what it lacks are experience and enforcement capability. Copies of the laws are readily available oftentimes in English and officials do try to live up to the spirit and letter of the legislation as written. The problem is the sheer volume of new laws that have been enacted in the last few years. Since 1993, new laws or amendments that impact directly on foreign investment include legislation on accounting, anti-corruption, banking, bankruptcy, communications, consumer protection, copyright, currency regulation, customs, deposits, energy, taxes, foreign investment, labor, mineral, rights of trade unions, etc. The government does not have any specific legislation regarding terrestrial broadcasting by MMDS systems. In the future legislation may be introduced that may impact on the business of the Company. Since a number of the Company's licenses in Mongolia do not have a specific term, they may be susceptible to termination as a result of the enactment of new laws in the future. The Company monitors on an on going basis legislation or rule changes that may impact the business of the Company. Please refer to "Part I Description of Business - Risk Factors."


Taxation

Article 20 of the Foreign Investment Law allows tax holidays and reduced corporate tax for businesses with foreign investment. For basic telecommunications networks, there is a ten-year tax holiday and provision for a 50% reduction for a further five years. In addition, corporate tax exemptions and deductions are allowed for businesses involved in the implementation of introducing advanced technology. Mongolia recently removed import taxes and customs duties on capital goods brought into the country as part of foreign investment in new businesses. A uniform 10% sales tax is imposed on all imports, manufactured goods and some services and covers registered businesses with a turnover exceeding 5 million Tugs. The sales tax base for domestically produced goods and services is the selling price of goods, and the charges for performed work and rendered services.

Morocco

OmniVision Maroc SARL ("OVM") is currently holding the following documents:


-------------------------------------------------------------------------------------------------------------------------
Date of License          Title of License or Certificate                Notes                  Duration
-------------------------------------------------------------------------------------------------------------------------
July 20, 1998            Incorporation Certificte
-------------------------------------------------------------------------------------------------------------------------
April 23, 1998           Exclusive Distribution Contract with           Soread/OmniVision/     5 years
                         Soread (government pay-TV distributor)         Show Time/Gulf
                                                                        DTH
-------------------------------------------------------------------------------------------------------------------------
Jan 14th 1999            Amendment granting OmniVision Maroc with       Gulf DTH               5 years
                         Exclusive Distribution Rights for              /OmniVision
                         Showtime channels in Morocco
-------------------------------------------------------------------------------------------------------------------------
March 11, 1999           Letter confirming OmniVision's                 Gulf DTH/              5 years
                         distribution agreement                         OmniVision
-------------------------------------------------------------------------------------------------------------------------
Jan 14th 1999            Amendment to Agreement dated Jan 14 1999       Gulf DTH/              5 years
                         amending various issues.                       OmniVision
-------------------------------------------------------------------------------------------------------------------------
Jan 14th 1999            Master Agreement granting certain              Gulf DTH/              5 years
                         Non-Exclusive Rights to distribute             OmniVision
                         ShowTime in Morocco
-------------------------------------------------------------------------------------------------------------------------
July 16, 1999            Agreement to develop VSAT Networks, and        Globecomm/Omni         5 years
                         technical and system integration               Vision Maroc
-------------------------------------------------------------------------------------------------------------------------

OmniVision Africa Ltd, through its subsidiary (OVM) was granted the necessary licenses by the Ministry of Communication to distribute a DTH service throughout Morocco. OVM on January 14th 1999 executed an agreement with Showtime, to distribute their programming package throughout Morocco. Showtime started uplinking its digital services on NileSat, in March of 1999, which allows its signals to be received throughout most of North Africa on a 90 cm dish. NileSat has rapidly established itself as one of the leading satellite solutions for the Middle East and North Africa delivering the widest possible choice of Western and Arabic channels. OVM in June of 1999 commenced the soft launch and on October 22nd proceeded with the hard launch of the Showtime service.


Competition

There are two local free to air TV channels operating.

Canal+Horizon (20,000 subscribers) offers a 1 channel DTH service, at a cost of $18 per month, which is being broadcast on HotBird on C Band and is encrypted. In addition ART (2,000 subscribers) offers 10 channels and 70 free to air channels, costing from $14-28 per month. In order to receive the C band signals the subscriber requires a satellite receiver ($150-300), a C Band dish ($90-150), and a decoder

($115-300). There are 3 other DTH providers all of which are illegal operators. Their prices range from $700-1000 per year. It is also required to have an address outside of Morocco in order to obtain signals. The ART signals will also be offered on OmniVision's decoder, and Showtime is making arrangements for the ART channels to be included in its lineup.


Subscription pricing: Showtime is offered at a price, which provides viewers with the flexibility to choose the payment plan that best suits their needs. Packages start from $49 per month, the Company offers a variety of subscription and payment options and receiver for less than $2 per Day.

As of December 31, 1999 OmniVision has 150 individual subscriber, and 3 hotel's (with combined total of 780 rooms) receiving the Showtime programming. Gross revenue in 1999 was US$ 85,000.

OVM has also applied for the necessary licenses by the Ministry of Communication to distribute terrestrial subscriber Pay-TV and Internet services throughout Morocco utilising Wireless MMDS technology. OVM has requested frequency between
2.3 to 2.9 GHz, which would provide for up to 50 channels of programming, with provision for 2 way Internet and data services. OVM's signals will pass 2.9 million+ TV households and it is projected that the subscriber base will exceed 345,000 by the 5th year of operation. OVM's Internet Service Provider license there have been approved and the company plans to launch the service by year-end 1999.

OVM signed an agreement with Globecomm Systems "GSI" (NASDAQ: GCOM) to provide systems integration and end to end wireless solutions for its ISP operations in Morocco. As part of the agreement, GSI's subsidiary, NetSat Express, will provide Satellite Internet Access into the US Internet backbone to OmniVision. GSI designs, assembles and installs satellite ground segment systems and networks which support a wide range of satellite communications applications, including fixed, mobile and direct broadcast services as well as military applications. NetSat Express provides satellite based Internet access services, digital media distribution, and integration data, voice and video communications services. Nostrad plans to use NetSat Express ACCESS PLUS services to provide a comprehensive variety of Internet services including internet access, hosting, caching, ip multicasting, ip telephony, multi-media, broadcasting. The Company expects to begin to offer service by the middle of 2000.


Regulations


The government does not have any specific legislation regarding terrestrial re broadcasting by MMDS systems. In the future legislation may be introduced that may impact on the business of the Companythe Company. The Company monitors on an on going basis legislation or regulation changes that may impact the business of the Company.


Vital Statistics


------------------------------------------------------------------------------------------------------------------------------------
          Demography, Economy                                 Source          1994            1995            1996            1997
------------------------------------------------------------------------------------------------------------------------------------
Population                                                      1         26,075,000      26,621,000      27,170,000      27,518,000
------------------------------------------------------------------------------------------------------------------------------------
GNP per capita                                                  1              1,164           1,218           1,355
------------------------------------------------------------------------------------------------------------------------------------
GNP per capita (PPP)                                            1              3,160           2,980           3,320
------------------------------------------------------------------------------------------------------------------------------------
Average exchange rate per US$                                   1               9.20            8.54            8.72            9.53
------------------------------------------------------------------------------------------------------------------------------------
Consumer price index                                            1                126             134             138
------------------------------------------------------------------------------------------------------------------------------------
Main Telephone Lines                                            3          1,007,000       1,158,000       1,251,000       1,378,000
------------------------------------------------------------------------------------------------------------------------------------
Cellular Subscribers                                            3             13,794          29,511          42,942          74,442
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Television Receivers                                            3          1,830,000       2,500,000       3,500,000       5,000,000
------------------------------------------------------------------------------------------------------------------------------------
Television Households                                           3                                          3,480,000       4,480,000
------------------------------------------------------------------------------------------------------------------------------------
Television per 100 inhabitants                                  3               7.02            9.39           12.88           18.16
------------------------------------------------------------------------------------------------------------------------------------
Home Satellite Antennas                                         5                                            403,000
------------------------------------------------------------------------------------------------------------------------------------
Internet Hosts                                                  4                                229             468           1,405
------------------------------------------------------------------------------------------------------------------------------------
Number of personal computers                                    5             35,000          45,000
------------------------------------------------------------------------------------------------------------------------------------


Source


1. World bank, from 1993, Office des Postes et Telecommunications estimates, 1996 UN
2.   Including Public call offices and privately-operated telephone centers
3.   Ministry of Post and telecommunications, ITU, OBS
4.   RIPE
5.   ITU



Morocco

Morocco is bounded on the north by the Mediterranean Sea, on the east and southeast by Algeria, on the south by Western Sahara, and on the west by the Atlantic Ocean. The area of Morocco is about 446,550 sq. km (about 172,413 sq. mi.).

Morocco's resources are primarily agricultural, but mineral resources are also significant. Among the latter, the most important is phosphate rock; other minerals include coal, iron, lead, manganese, petroleum, silver, tin, and zinc.

The estimated population for 1995 was 28,260,000, giving the country an overall population density of about 63 persons per sq. km (about 164 per sq.. mi.).

The capital of Morocco is Rabat, with a population (1998 estimate, greater city) of 1,872,000. Other major urban centers, with their 1998 estimated (greater city) populations, are Casablanca (5,210,000), the country's largest city and main seaport; Marrakech (1,817,000) and Fes (1,412,000), both important trade centers; and Tangier (854,000), a seaport on a bay of the Strait of Gibraltar.

Islam is the established state religion of Morocco. Almost the entire population is Sunni Muslim. The monarch is the supreme Muslim authority in the country. About 1 percent of the population is Christian, and less than 0.2 percent is Jewish.

In 1963 schooling became compulsory in Morocco for children between the ages of 7 and 13, but significantly fewer girls than boys attend classes, and less than 40 percent of secondary-school-age Moroccans actually attend secondary school. Arabic is the main language of instruction, and French is also used in secondary schools. In the early 1990s it was estimated that 50 percent of the population was literate. In the late 1980s more than 2.9 million pupils attended primary or pre-primary schools, and more than 1.3 million students were enrolled in secondary and vocational schools.

About 240,000 people were enrolled in schools of higher education in Morocco in the late 1980s. Higher education of the traditional type is centered in Fes at Al Qarawiyin University, which was founded in AD 859. Modern higher education is offered at Mohammed V University (1957), at Rabat; Mohammed Ben Abdellah University (1974), at Fes; Cadi Ayyad University (1978), at Marrakech; Hassan II University (1976), at Casablanca; and Mohammed I University (1978), at Oujda. Rabat also has colleges of fine arts, public administration, agriculture, and economics, and the School of Native Arts and Crafts (1921) is in Tetouan.

Morocco is primarily an agricultural country, although no more than about 20 percent of the land is cultivated. In the early 1990s gross domestic product
(GDP) was estimated at $28 billion, or about $1,005 per person. The estimated budget during the same period included revenues of about $7.5 billion and expenditures of about $7.7 billion.

The principal crops of Morocco are cereals, particularly wheat and barley (3 million metric tons in the early 1990s); potatoes (900,000 metric tons); tomatoes (900,000metric tons); melons (551,000 metric tons); olives (500,000 metric tons); grapes (294,000 metric tons); pulses (163,000 metric tons); dates (82,000 metric tons); and sugarcane and sugar beets (3.7 million metric tons). Many other fruits and vegetables are also grown. Livestock included about 17 million sheep, 5.5 million goats, and 3.3 million head of cattle.

Morocco is a leading producer of phosphate rock; annual output was about 21.4 million metric tons in the early 1990s. Other minerals produced were coal (526,000 metric tons), iron ore (149,500), lead (95,300 metric tons), manganese ore (49,400 metric tons), and zinc (40,100 metric tons).

Morocco's manufacturing sector is made up mostly of small-scale enterprises. Construction materials, chemicals, textiles, footwear, processed food, wine, refined petroleum, and many other kinds of goods are produced in Morocco. Artisans produce fabrics, leather goods, ceramics, rugs and carpets, and woodwork of high quality. Annual production in the early 1990s included about
1.2 million sq. m (about 1.4 million sq. yd) of rugs and carpets, 5.8 million metric tons of cement, and 1.1 million tons of phosphoric acid.

Morocco's unit of currency is the dirham, consisting of 100 francs (9.651 dirhams equal U.S.$1 in 1998).

Morocco's leading exports are phosphates and phosphoric acid. Other exports include citrus fruit, wheat, fish, and minerals. Annual exports in the early 1990s earned $3.5 billion. Imports, consisting mainly of industrial equipment, food products, manufactured goods, and fuels, were valued at $6.5 billion. The principal trade partners of Morocco are France, Spain, Italy, Germany, the United States, and the United Arab Emirates. Morocco gains much foreign exchange from remittances by Moroccans working abroad and from the expenditures of the large number of tourists who visit the country each year.

Morocco has extensive port facilities, concentrated principally at Casablanca. Other ports include Agadir, Kenitra, Mohammedia, Safi, and Tangier. In the early 1990s the country had some 1893 km (some 1176 mi.) of railroad track and 59,198 km (36,786 mi.) of roads, some 47 percent of which were hard-surfaced. Morocco had about 669,637 passenger cars during the same period. Domestic and international air service is provided by Royal Air Maroc; several major foreign airlines also serve Morocco.

Radio and television programs are broadcast in several languages in Morocco, and about 5.4 million radios and 2.9 million television receivers are in use in the early 1998s. The country has 12 daily newspapers and numerous periodicals.

Morocco's work force in the mi.d-1980s included some 7.4 million persons. Approximately 50 percent of the labor force was engaged in agriculture, about 26 percent worked in services, and some 24 percent was employed in manufacturing and other sectors.

Uganda

OmniVision Uganda Ltd. is currently holding the following documents:


------------------------------------------------------------------------------------------------------------------------
Date of License          Title of License or Certificiate             Notes                   Duration
------------------------------------------------------------------------------------------------------------------------
June, 4 1997             Certificate of Incorporation
                         544,490/1619978
------------------------------------------------------------------------------------------------------------------------
May 30, 1997             Joint Venture Agreement                      Orbitornics/OmniVis     50 years
                                                                      sion Africa Joint
                                                                      Venture
------------------------------------------------------------------------------------------------------------------------
Dec 16, 1997             Uganda Communications Commission             2.484 Ghz - 2.716       Indefinite
                         Assignment of Frequency                      Ghz                     Refer to Risk Factor 14
------------------------------------------------------------------------------------------------------------------------
Sept 7, 1999             Uganda Commuincations Commission             2.484 Ghz - 2.716       Indefinite
                         Extension of Assignment of Frequency         Ghz                     Refer to Risk Factor 14
------------------------------------------------------------------------------------------------------------------------
Oct 19, 1998             Uganda Commuincations Commission                                     No Specific Duration
                         Permi.ssion to Operate TV Broadcasting                               Refer to Risk Factor 14
                         Service Through MMDS Techniques
------------------------------------------------------------------------------------------------------------------------
May 7, 1998              Uganda Commuincations Commission                                     5 years
                         License to operate a Paging Service                                  Refer to Risk Factor 14
                         License #TL-98-15
------------------------------------------------------------------------------------------------------------------------
May 19, 1999             Public  Notice of  OmniVision's  licenses    MMDS-Broadcasting       No Specific Duration
                         to operate  by the Uganda  Communications    & Paging                Refer to Risk Factor 14
                         Commission
------------------------------------------------------------------------------------------------------------------------

OmniVision Africa Ltd., through its subsidiary OmniVision Uganda Ltd. ("OVU"), was granted the necessary licenses by the Ministry of Communication and the Uganda Investment Authority for undertaking telecommunications activities and to provide 21channels of pay TV (employing radio frequencies between 2.484 to 2.716
GHz). OVU was granted approval by the Ministry of Communications in Uganda to expand its services to include paging services in Kampala, Jinja and Entebbe. The paging operations are scheduled to be operational in Kampala by the middle of 2000. OVU has obtained an agreement to use the existing transmission tower and site on the top of Kololo Hill in Kampala for its MMDS and paging transmission headends.


Competition

There are three local free to air TV channels operating. One is run by the local government called UTV, operating on channel 5 VHF; and the other two, which are privately owned are Sanyu TV on channel 28

UHF and Channel TV on channel 12 VHF. This last station, however, is not being received in most of Kampala because of the poor location of its broadcast site. Multichoice of South Africa offers a M-Net package of three subscription channels, consisting of channels 7, 11, and 13 VHF, which are being broadcast in encrypted mode. Their programming is comprised a Movie channel (Movie Magic), a sport channel (Super Sport), and the M-Net channel showing BBC/Kid TV. Although this is an adequate choice of programming, given limited alternatives, it is very expensive. Their fees consist of approximately US$120.00 for the installation and a monthly fee of about US$45.00. Nevertheless, even with their expensive pricing, there are approximately 3,500 subscribers to this service. This indicates the demand for subscription television service.


Proposed Programming Charges

Basic subscriber charge $17.50 for 15 channels of basic with 5 premium channels.

Regulations

The government does not have any specific legislation regarding terrestrial re broadcasting by MMDS systems. In the future legislation may be introduced that may impact on the business of the Company. Since a number of the Company's licenses in Uganda do not have a specific term they may be more susceptible to termination as a result of the enactment of new laws. Please refer to "Part I - Description of Business - Risk Factors." The Company monitors on an on going basis legislation or regulation changes that may impact the business of the Company.

Vital Statistics



------------------------------------------------------------------------------------------------------------------------------------
          Demography, Economy                                Source          1994            1995            1996            1997
------------------------------------------------------------------------------------------------------------------------------------
Population                                                     1          18,592,000      19,022,000      20,256,000      20,791,000
------------------------------------------------------------------------------------------------------------------------------------
GNP per capita                                                 1                 282             315             251
------------------------------------------------------------------------------------------------------------------------------------
GNP per capita (PPP)                                           1                 860             960           1,030
------------------------------------------------------------------------------------------------------------------------------------
Average exchange rate per US$                                  1              979.45          968.90        1,046.08        1,083.01
------------------------------------------------------------------------------------------------------------------------------------
Consumer price index                                           1                 227             247             265             283
------------------------------------------------------------------------------------------------------------------------------------
Main Telephone Lines                                                          30,449          38,972          47,927          51,829
------------------------------------------------------------------------------------------------------------------------------------
Cellular Subscribers                                                                           1,747           4,000           5,000
------------------------------------------------------------------------------------------------------------------------------------
Television Receivers                                           2             400,000         500,000         525,000
------------------------------------------------------------------------------------------------------------------------------------
Television Households                                          2             399,728         500,278         524,630
------------------------------------------------------------------------------------------------------------------------------------
Television per 100 inhabitants                                 2                2.15            2.63            2.59
------------------------------------------------------------------------------------------------------------------------------------
Home Satellite Antennas                                        2
------------------------------------------------------------------------------------------------------------------------------------
Internet Hosts                                                 3                                  58              17              30
------------------------------------------------------------------------------------------------------------------------------------
Number of personal computers                                   4                              10,000          10,500
------------------------------------------------------------------------------------------------------------------------------------


Uganda

Uganda, a republic in eastern Africa, is bounded on the north by Sudan, on the east by Kenya, on the south by Tanzania and Rwanda, and on the west by Zaire; it is a member of the Commonwealth of Nations. Uganda has an area of 241,139 sq. km (about 93,104 sq. mi.).

Almost all the inhabitants of Uganda are black Africans. About two-thirds of the people speak the Bantu language; they live in the southern half of the country and include the Ganda, Soga, Nyoro, Nkole and Toro ethnic groups. Most of the remaining people speak the Nilotic language; they live in the north and include the Acholi, Lango, and Karamojong ethnic groups.

The 1995 population estimate was 20,405,000, giving the country an overall population density of about 85 persons per sq. km (about 219 per sq. mi.). Uganda's growth rate in the early 1990s was about 3 percent.

Uganda's capital and largest city is Kampala (population, 1997 provisional, 1,373,463), which is located near Lake Victoria. Other cities include Jinja (90,979), Mbale (53,634), Gulu (42,841), Entebbe (71,638), Soroti (40,602) and
Mbarara (40,383).

The British educational system has been influential in Uganda, and missionary schools have played an important role in educating the people. In the late 1980's about 2.6 million pupils attended some 7,900 primary schools in Uganda and some 240,000 students were enrolled in more than 900 secondary, technical and teacher-training schools. Uganda's leading institutions of higher education are Makerere University (1922) and Uganda Technical College (1954), both located in Kampala.

The economy of Uganda has shown a steady recovery since 1987 when the Government of Uganda put into place an Economic Recovery Program Plan with assistance from the World Bank and the IMF. As a result of the Government's commitment to reforms, Uganda's annual Gross Domestic Product (GDP) growth averaged six percent during fiscal years 1986-1994 and eight percent over the past three years. GDP growth is expected to average six percent for the next three years. The growth occurred across the economy, with final 1995/96 figures expected to show growth of over six percent in agriculture and nearly eighteen percent in manufacturing. Mining, transport, communications and construction sectors also grew. The result of this strong economic growth is that the Ugandan economy almost doubled in size in the past ten years.

There was an increase in industrial production index from 169.2 in December 1992 to 229.2 in December 1993, approximately 19%. Much of this growth resulted from increased output of drinks and tobacco 25%, food processing 38%, and chemicals, paint and soap 18%. This development resulted from a number of policy reforms, including greater control of inflation, liberalization of trade, and improved investment and exchange regimes. These policies have further improved the industrial production index to 260.6 in 1994 with an approximate 14% increase over 1993. The country has significant natural resources, including ample fertile lands, regular rainfall, and mineral deposits. The gross national product (GNP) in 1996s was estimated at $6 billion, or about $300 per capita.


The Government of Uganda appears to be liberalizing the economy. In the past few years, the government has abolished monopolies in coffee, cotton, power
generation   and    telecommunications.    Foreign   exchange,    based   on   a
market-determined exchange rate, can be freely purchased. Many public enterprises have been privatized or are scheduled for privatization. Loss-making companies are being liquidated, enterprises, which could be managed better by private companies, are being divested, and other enterprises are being restructured.


In 1991 the Uganda legislature, the National Resistance Council, enacted a law, the Investment Code, that provided conditions that are more favorable for investment in Uganda for both local and foreign investors. Under that same legislation, the Uganda Investment Authority was established with the major aim of promoting and facilitating investments in Uganda. The Code came into effect on 25th January 1991.

Tanzania

OmniVision Tanzania Ltd. is currently holding the following documents:


--------------------------------------------------------------------------------------------------------------------
Date of License     Title of License or Certiciate                 Notes                  Duration
--------------------------------------------------------------------------------------------------------------------
Oct 29, 1998        Certificate of Incorporation # 35098                                  No Specific Duration
                                                                                          Refer to Risk Factor 14
--------------------------------------------------------------------------------------------------------------------
Oct 15, 1998        Joint Venture Agreement between                                       No Specific Duration
--------------------------------------------------------------------------------------------------------------------
Sept 10, 1998       Tanzania Broadcasting Commi.ssion              2.532 - 2.635 GHz      No Specific Duration
--------------------------------------------------------------------------------------------------------------------
Aug 13, 1999        Tanzania Broadcasting Commi.ssion              2.509-2.683 Ghz        No Specific Duration
                    Construction   Permi.t   for   MMDS   and      8 channels             Refer to Risk Factor 14
                    Assignment  of   additional   Frequencies
                    for  Pay-TV
--------------------------------------------------------------------------------------------------------------------

OmniVision (Africa) Ltd., through its subsidiary OmniVision Tanzania Ltd. ("OVT"), in conjunction with CableVision (Africa) Ltd., the parent Company of Coast Television Network Ltd. (CTN), has been allocated frequency licenses by the Ministry of Telecommunications for undertaking telecommunications activities and to provide, initially, 13 channels (applications for up to 15 channels have been submitted) of pay TV (employing radio frequencies between 2.5 to 2.58 GHz). OVT's local partner has agreed to provide the transmission tower atop their building and transmission facilities for the MMDS Pay-TV project.


Tanzania

The United Republic of Tanzania is bounded on the north by Kenya and Uganda, on the east by the Indian Ocean, on the south by Mozambique, Malawi and Zambia, and on the west by Zaire, Burundi and Rwanda. The country includes the islands of Zanzibar, Pemba and other offshore islands in the Indian Ocean. The total area of Tanzania is 945,087 sq. km (364,898 sq. mi.). Dar es Salaam is the capital and largest city.

The landscape of mainland Tanzania is generally flat and low along the coast, but a plateau at an average altitude of about 1,200 m (about 4,000 ft) constitutes the greater part of the country. Isolated mountain groups rise in the northeast and southwest. The volcanic Kilimanjaro (5,895 m/19,340 ft), the highest mountain in Africa, is located near the northeastern border. Three of the great lakes of Africa lie on the borders of the country and partially within it. Lake Tanganyika is located on the western border, Lake Victoria on the northwest and Lake Nyasa (Malawi) on the southwest. Lakes Nyasa and Tanganyika lie in the Great Rift Valley, a tremendous geological fault system extending from the Middle East to Mozambique.

Zanzibar, separated from the coast of the mainland by a channel some 40 km (some 25 mi.) wide, is about 90 km (about 55 mi.) long and covers an area of 1,658 sq. km (about 640 sq. mi.). It is the largest coral island off the coast of Africa. Pemba, some 40 km (some 25 mi.) northwest of Zanzibar, is about 68 km (about 42 mi.) long and has an area of approximately 984 sq. km (380 sq. mi.). Both Zanzibar and Pemba are mostly low-lying.

Diamonds are by far the most important of the minerals currently being exploited in Tanzania. Large deposits of coal and iron ore are known to exist in the southern region. Forestland constitutes one of the most substantial natural resources of the country. Among the many hardwoods found are mahogany and camphorwood. The country abounds in wildlife, including antelope, zebra, elephant, hippopotamus, rhinoceros, giraffe, lion, leopard, cheetah and monkey.

The population of Tanzania (1995 estimate) is about 30,742,000, giving the country an overall population density of about 33 persons per sq. km (about 84 per sq. mi.). Yet, the population distribution is irregular, with high densities found near fertile soils around Kilimanjaro and the shores of Lake Nyasa, and comparatively low density throughout much of the interior of the country. The government has reversed a policy of resettling people in registered villages after its effectiveness proved limited.

The largest city and seat of government, Dar es Salaam, has a population (1997) of 3,260,850. Other major cities are Mwanza (223,013), a port on Lake Victoria, and Tanga (187,634), an industrial center and seaport. Zanzibar (357,634) is the largest city on the island. Dodoma (203,833) has been designated as the eventual capital of Tanzania.

Under  the  new  administration  of  President  Benjamin  Mkapa,  the  Tanzanian
Government has set out to reverse the socialist policies began by former President Nyerere and to reduce government interference in the economy. As such, the government has embarked on a policy of selling off government corporations. This effort has continued over the last twelve months with a number of large corporations going up for auction. The largest and most notable corporation on the auctioning block, the Tanzanian Cigarette Company, has been sold to RJR/Nabisco Corporation.

The economy of Tanzania is primarily agricultural. More than 80% of the economically active population is engaged in farming and agricultural products account for about 75% of the annual exports.

The country is the world's largest producer of sisal and cloves. A series of development plans has stressed growth of the agricultural cash economy and a reduction in dependence on imports for manufactured goods. GDP (1995): US$ 4.0 bil. Real GDP Growth Rate (1995): 3.9%

The Tanzanian government continues to provide incentives to outside investors wishing to invest in Tanzania. In 1990, the government created the Investment Promotion Center (IPC) and charged it with promoting international investment in Tanzania, assisting potential investors, and providing investment incentives to individuals and companies wishing to set up shop in Tanzania. In 1995, the government introduced a uniform tax of 5 percent on imported capital goods, thereby rationalizing (and encouraging) investment across the board while reducing the negative effect of excessive special exemptions.

D.   Risk Factors

1.   The Company has had a limited operating history.

     The Company has only recently commenced operations and has limited assets. It has a limited record of commercial production, earnings or sales. The Company, therefore, must be considered promotional and in its early formative and development stage.

2. The Company's success is based upon the commercial acceptance of its products and services.

     There is no assurance that the Company's products and services will achieve commercial acceptance or, if they do, that a functionally equivalent product or service will not be developed by competitors with access to significantly greater resources to devote to research, development and marketing. There is nothing at this time upon which to base an assumption that the Company's business plan will prove successful, and there is no assurance that the Company will be able to operate profitably.

3. The Company may need additional funding in order to fully implement its business plan.

     The Company has limited financial resources and does not have any significant cash flow at this time; accordingly, to the extent that additional funds are required, the Company will seek to obtain such funds through equity and/or debt offering. There is no assurance that if additional funding were needed, it would be available to the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of the process to the market place or the ability to supply sufficient product to the market place on a continual and profitable basis.

4.   The Company may face competition from larger companies.

     The communications industry is intensely competitive and the Company competes and will compete with companies having greater financial resources and technical facilities. Therefore to the extent that the Company is able to establish sales, revenues and property there is no assurance that it would be able to sustain such sales, revenues and profits. Moreover, although not a major factor today, if and when the Company begins achieving its objectives, larger, better financed companies in peripheral businesses may be attracted to the Company's markets. They may be prepared to spend large sums quickly to develop competitive products and to mount major marketing campaigns. The Company is aware of this possibility and hopes to establish itself as an industry leader early on. Time is of the essence and the Company's financing and marketing programs are essential to minimize this risk.

5. The Company's success in the countries in which it operates is dependent on access to adequate labor and key personnel.

     The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages. There can be no assurance, however, that such personnel will always be available in the future. The continuing development of the process has been almost entirely dependent on the skills of management and certain key employees of the Company with which the Company has no employment agreements. Loss of the services of any part of this management team and key employees could have a material adverse effect upon the Company. Please refer to "Item 5. Directors, Executive Officers, Promoters and Control Persons."

6. In the future there may be conflicts of interest between the Company and other entities affiliated with its officers and directors.

     From time to time certain of the directors and executive officers of the Company may serve as directors or executive officers of other companies and, to the extent that such other companies participate in the industries in which the Company may participate, the directors of the Company may have a conflict of interest. In addition, the Company's dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflict with the individual fiduciary obligations of the Company and visa versa. Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. The Company is not aware of the existence of any conflict of interest as described herein.

7. The Company has not paid any dividends nor does it expect to pay any dividends in the foreseeable future.

     Since its inception, the Company has had no earnings and has not paid any dividends on its Common Stock. Payment of future dividends, if any, will be determined by the Company's Board of Directors based on conditions then existing, including the Company's financial condition, capital requirements, cash flow, profitability, business outlook and other factors. Additionally, the Company intends for the foreseeable future to follow a policy of retaining all or substantially all of its earnings, if any, to finance the development and expansion of its business.

8.   The Company is subject to currency risks.

     The Company is exposed to currency risk as some of its accounts payable are denominated in currencies other than the US dollar. The Company earns revenue and incurs operating expenses predominantly in US dollars. Unfavorable changes in the applicable exchange rates may result in a decrease or increase in foreign exchange gain or loss.

     The Company does not use derivatives to reduce its exposure to foreign currency risk.

9.   The Company may be subject to credit risks.

     Credit risk arises from the possibility that the entities to which the Company sells products or services may experience financial difficulty and be unable to fulfill their contractual obligation. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance, geographic location of the debtor, and obtaining collateral security where appropriate.


10.  The Company may be subject to "Year 2000" risks.


     Currently the Company does not rely on any computer programs that will materially impact the operations of the Company in the event of a Year 2000 disruption. However, like any other Company, advances and changes in available technology can significantly impact its business and operation. Consequently, although the Company has not identified any specific year 2000 issue, the "Year 2000" problem creates risk for the Company from unforeseen problems in its own computer systems and from third parties, including but not limited to financial institutions, with whom it transacts business. Such failures of the Company and/or third parties computer systems could have a material impact on the Company's ability to conduct its business. Please refer to "Item 2. Management's Discussion and Analysis or Plan of Operation."

11. The sale or transfer of the shares by shareholders may be subject to the so-called "Penny Stock Rules."

     Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

     (a)  such sale or purchase is exempt from Rule 15g-9;

     (b) prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

     (c) the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

     The Commission adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least US$2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least US$6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of US$5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of Common Stock, assuming a market were to develop therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of shareholders to sell their securities in the secondary market.

     Moreover, the Company's shares may only be sold or transferred by its shareholders in those jurisdictions in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

12. Since there is a limited market for the Company's Common Stock, shareholders may find it difficult to sell their shares.

     Although the Common Stock is quoted for trading on the "pink sheets," it is not quoted on any exchange. Therefore, the market for and the liquidity of the Common Stock is very limited.

     In the absence of a security being quoted on NASDAQ, or the Company having $2,000.000 in net tangible assets, trading in the Common Stock would be covered by a Securities and Exchange Commission (the `Commission") rule under which broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000jointly with their spouse) must make a special written agreement to a transaction prior to sale. Securities are also exempt from the rule if the market price is at least $5.00 per share.

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock. The Commission has recently adopted regulations under such act which defines penny stock to be any non-NASDAQ equity security that has a market price of less than $5 per share (as defined). Unless exempt, for any transaction in a penny stock, the new rules require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer/s disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale.

     Disclosure also has to be made about commissions payable to both the broker/dealer and the registered representative and current quotations of securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Non-NASDAQ stock would not be covered by the definitions of penny stock for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operations for three years); (ii) transactions in which the customer is an institutional accredited investor; and (iii) transactions that are not recommended by the broker/dealer.

13. Shareholders may be subject to dilution through the possible future issuance of common stock.

     The Company is authorized to issue up to 25,000,000 shares of Common Stock. Presently there are 11,100,000 shares of Common Stock outstanding. Additional issuances of Common Stock may be required foe raising capital, acquiring stock or assets of other companies, compensating employees or undertaking other activities without stockholder approval. These additional issuances of Common Stock will increase the number of outstanding shares and further dilute stockholders' interest. Since the Company's Common Stock is currently subject to the existing rules on penny stocks, the market liquidity for the Company's securities can be severely adversely affected.


14. The Company is subject to the risks generally associated with operations in foreign and developing countries.

     The Company is subject to risks associated with operating in foreign and developing countries. These risks may take the form of, but not necessarily limited to, nationalization, expropriation, or regulated out of existence (this can be done in whole or in part), riots, and war change in tax rates, or a freeze on capital repatriation.

     The target countries have in place internationally recognized laws to protect and encourage foreign investment. The target countries do not have any specific legislation regarding terrestrial rebroadcasting by MMDS systems. In the future legislation may be introduced that may impact on the business of the Company. The Company monitors on an on-going basis legislation or regulation changes that may impact the business of the country.

15. The Company is subject to general business risks associated with providing its products and services.


Such risks include:

Pirating of Signals. All MMDS systems in the target markets will have in place the most up to date encryption technology to reduce pirating of signals.

Bill Collections. In order to minimize collection risk, the Company is implementing computerized tracking, which will monitor customer payment records and suspend or cancel service for non-payment. This can be done from the head office without the need to visit the subscriber premises. As the Company will be selling instead of leasing out its decoders, loss from non-payment is also reduced.

Service interruptions due to poor installation. The Company will institute a quality assurance program in conjunction with on-going training and customer service monitoring to ensure quality service at a reasonable cost. The installation of subscriber equipment is a relatively simple task, which requires basic mechanical skills.

However, no assurance can be given that the Company's efforts to minimize or eliminate these risks will prove successful.

16. The Company may be subject to certain risks arising from technical problems associated with providing its products and services.

Such risks include:

Quality of hardware products can cause service problems. All the equipment manufacturers providing systems for the projects will have installed MMDS systems throughout the world and have a long service record.

Equipment maintenance problems due to non-availability of parts and timely delivery. The Company will have back up equipment available on site. In addition, the main transmitter has redundancy built in to reduce service interruption.

Satellite Delivery problems. As programming originates, and is downlinked, from numerous satellites in the region, program providers would be able to switch to alternative delivery during periods of down time as there is available transponder space for such switching.

Analog to Digital Conversion. The current engineering design of the systems to be implemented have the ability to be upgraded to digital in the future. The customer equipment will also have to be upgraded, however until the price becomes more affordable the digital conversion will not take place.

However, no assurance can be given that the Company's efforts to minimize or eliminate these risks will prove to be successful.

Item 2. Management's Discussion and Analysis or Plan of Operation

Results of Operations


     The Company is a start up telecommunications company. Expenditures to-date have been primarily focused on purchasing capital equipment, and for general overhead in the Company's three international offices. Its only source of operational revenues at this start-up phase is from its Pay-TV operations in Morocco, and the paging operations in Mongolia. Consequently, the Company lost $970,000 or $0.13 per share during the year ended December 31, 1998 ("YE 98") as compared with experiencing a loss of

$327,000 or $0.11 per share during the nine months ended December 31, 1997 ("YE 97"). The Company's primary focus for the last two years has been and continues to be MMDS Subscription TV services and is currently licensed in Kampala, Uganda; and in Dar es Salaam, Tanzania. The Company is authorized to distribute DTH subscriber Pay-TV in Morocco. The Company will implement these licenses as soon as possible and is also endeavoring to obtain MMDS licenses in areas with great potential for Subscription TV.

Year ended December 31, 1998 compared to the year ended December 31, 1997

     During YE 98 the Company commenced implementation of its Pay-TV services in Morroco, under an exclusive distribution agreement with Showtime (a Viacom company) and Paging and MMDS operations in Kampala, Uganda. To date, the Company has completed its construction of its head-end site for the Pay-TV and Paging systems. The Paging transmitters, terminal and pager inventory are on site and the Company plans to launch this operation in December. The Company has also recently completed engineering and systems design for Tanzania and Ghana and plans to launch Pay TV services there in 1st Q 2000. Due to the slowdown of the Asian markets and unresolved programming copyright issues, facilitation of the Subscription TV roll out in Mongolia has been delayed.


     The Company has secured an agreement to distribute "Showtime" programming package, a DTH service in Morocco. Showtime is a Viacom Company headquartered in Dubai, UAE and uplinks 12 specialty Pay-TV channels and 25 Free to Air channels.


     During the 3rd quarter, the Company completed a private placement of 1,500,000 shares raising a total of $955,255 net of $19,745 in finder's fees. Also during the YE 98, the Company closed on its acquisition of the balance (20%) of OmniVision (U) Ltd. by issuing 500,000 shares; as well as closing on its 80% owned OmniVision Ghana Ltd. by issuing to Nostrad Singapore 1,200,000 shares. The Company also entered into a Stock Option Plan where it is committed to issue up to 1,500,000 shares to officers, directors, employees, and consultants upon exercise of options. The Company has also issued an offering memorandum to raise $5,000,000 by issuing 50 units of $100,000 each, each unit consisting of 100,000 shares and 50,000 share purchase warrants exercisable at $1.00 in year one and $1.50 in year two.

     During YE 98, General and administration expenses, net of depreciation and foreign exchange were $792,000 as compared to $128,000 during the YE 97. The cause of this increase is due to the opening of the Kampala head office and increased administration activities.

     As at December 31, 1998, the Company's working capital was a $777,000 deficiency, as compared to working capital of $11,000 as at December 31, 1997. The Company owed $582,000 to certain shareholders. This amount is included in the working capital deficiency. The Company has no other long-term liabilities.


Nine months ended September 30, 1999 compared to the nine months ended September 30, 1998

During Fiscal-99 the Company:

1.   Commenced providing direct to home ("DTH") television service in Morocco.

2. Commenced ordering the balance of the equipment required to launch its Paging and MMDS operations in Kampala, Uganda. To date, the Company has completed its construction of its head-end site for the Paging and MMDS systems.

3. Completed the main antenna atop the largest building in Dar es Salaam. Commenced leasehold improvements required

4. Completed engineering and systems design for Tanzania and Ghana and plans to launch Pay TV services there in 1st Quarter 2000. Due to the slowdown of the Asian markets and unresolved programming copyright issues, facilitation of the Subscription TV roll out in Mongolia has been indefinitely delayed.

     The Company has entered into an agreement to distribute "Showtime" programming package, a Direct to Home (DTH) service. Showtime is a Viacom Company headquartered in Dubai, UAE and uplinks 12 specialty Pay-TV channels and 25 Free to Air channels. The Company is also in the process of securing exclusive licenses for MMDS frequencies in the Ivory Coast, Morocco, Tunisia, Bangladesh and Indonesia. In Pakistan NOSTRAD is in the final stages of negotiations to acquire equity and to provide Subscriber Management, Programming, Operational and Technical Management for the country's exclusive MMDS operator. It is planned to utilize and expand on the transmission equipment, the current viewing base (estimated to be around 600,000 households), and the frequency spectrum of the current operation. NOSTRAD intends to upgrade the current head-end to receive digitally encrypted signals and to re-encrypt the signal for the terrestrial re-broadcast of the Subscription TV service. In addition, NOSTRAD will implement a complete operational plan, including installation of a subscriber management system and marketing strategy, as well as acquisition of programming for the network.

     During Fiscal-99, General and administration expenses, net of depreciation and foreign exchange were $740,000 as compared to $330,000 during Fiscal - 98. The cause of this increase is due to the opening of the Kampala and Casablanca offices and increased administration activities.

Liquidity and Capital Resources

As at September 30, 1999, the Company's working capital was a $1,275,000 deficiency, as compared to working capital deficiency of $271,000 as at September 30, 1998. The Company currently owes $677,000 to its majority shareholders as well as $346,000 to officers. These amounts are included in the working capital deficiency. The Company has no other long-term liabilities. Additional working capital is intended to be raised by way private placement and further borrowings from its majority shareholder.

Plan of Operation

Projects

o The Morocco DTH project. The Company has commenced marketing ShowTime's DTH services with the hard launch scheduled for the end of commenced in October 1999. The initial inventory of decoder boxes and receiver dishes have arrived in country. As of December 31, 1999 OmniVision has 150 individual subscriber, and 3 Hotel's (with combined total of 780 rooms). The Company is obligated to commence marketing the DTH service. In order to accomplish this the Company will require $75,000 in the 1st Quarter of 2000.

o The Uganda Pay TV project. It is anticipated that the Company will be able to roll out the Pay TV project in the second half of the year 2000. In order to accomplish this the Company will require an additional $800,000 to cover inventory, marketing, additional equipment and other startup costs. Subject to receiving financing, the Company anticipates that the equipment will arrive in Kampala by the end of May 2000. The Company has completed the construction of the head-end and entered into a long term lease of tower space on Kololo Hill.

o The Uganda Pager System. The Company has acquired licenses to provide pager service throughout Kampala. It is planned to launch the Paging service by the middle of 2000. The Paging and Pay TV project will be administered and managed from the same location.

o The Mongolian Pager System. The Company has commenced marketing of its pager system in Mongolia. The Company has the capacity of 4,000 subscribers with its current equipment. The break even level is approximately 500 pagers.

o The Mongolian PAY-TV project. The Company has decided to postpone indefinitely its launch of Pay TV in Mongolia. The reason for the delay is due to the lack of regulatory control on hard cable systems, resulting in intense competition and non-compliance by competitors with programming copyrights, i.e. they are relaying unauthorized (pirated) signals. The Company at this time still holds the rights to the frequency and various licenses to operate.

o The Tanzania Pay TV project. The Company has decided to commence roll out of Pay TV in Dar es Salaam at approximately the same time as Uganda. In order to accomplish this the Company will require an additional $1,000,000. The Company plans to co-locate its transmission facilities with its local partner, Central Television Network (CTN), which operates one of the local free to air Television stations.


Funding


     To date, the Company has obtained licenses to provide PAY-TV in areas where over 5,400,000 TV households will be passed by the Company's signals. The Company must now commence a marketing program and sell its receivers and subscription to the TV households. If all or parts of the target markets are to be rolled out, the Company must raise approximately $8.0 million over the next 24 months. The Company plans to raise the funds by way of equity, debt, or other similar financial instruments. The Company plans to seek assistance from various investment advisors to advise the Company on the most appropriate method of raising these funds on a best effort basis.



     Statements in this registration statement that may not be historical facts and that may be forward-looking statements are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company.  These factors include,  but are not limited to:
(i) the nature of the Pay TV markets, specifically obtaining suitable programming at a reasonable cost, (ii) the ability of the Company to raise capital for projects within the context of overall telecommunication capital market dynamics, (iii) the establishment of a sustainable subscriber base to the point of economic viability, (iv) the viability of Pay TV projects based on imperfect demographic analysis, (v) regulatory changes impacting on the nature, scope and content of projects and operations, throughout the Company's areas of operations, (vi) other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission, and (vii) or any other factors. In order to mitigate the political risk in the Company's target markets, the Company has arranged for political risk insurance provided through Lloyd's of London, based on a variable valuation of the operating companies in the nations concerned.

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspect of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved. To date the Company has not incurred any year 2000 issues.


Item 3. Description of Property

Vancouver


     The Company maintains an office at Suite 2482-- 650 West Georgia Street, Vancouver, BC, Canada. The office lease is month to month term at a cost of CND 1,200 per month. Based on the current market conditions for office space the Company is confident that it could secure other offices under similar terms and conditions should its tenancy be terminated. It is equipped with the necessary office telecommunications and equipment to provide the day to day management of the Company's operations.


Singapore


     The Company maintains an office at #14-20/03 Forum, 583 Orchard Road, Singapore for a period of three (3) years commencing from 25 May 1998 to 24 April 2001 with an option to renew for a further term of three (3) years at a cost of $7,500 per month. It is equipped with the necessary office telecommunications and equipment to provide the day to day management of the Company's operations in Asia.



Ulanbatar Mongolia


     HomeVision, maintains an operational office and transmission facility at the Mongolia Broadcasting Station in Ulannbatar. The term of the lease is for 3 years commencing January 1 1997 currently the offices are on a month to month basis at a cost of approximately $900 per month. Based on the current market conditions for office space in Ulannbatar.Ulaanaabatar the Company is confident that it could secure other offices under similar terms and conditions should its tenancy be terminated. The offices are equipped with computers, and telecommunication infrastructure. The transmission facility includes 2 DX and 1 Eagle 250Watt paging transmitters, a Zetron 2000 and a 640A paging terminal, transmission antennas and pager inventory.


Kampala, Uganda


     OVU  maintains an  operational  office at Plot 5 Clemente  Road,  Nakasero,
Kampala, Uganda. The term of the lease is for a period of five years from September 7, 1998 with one five-year option at a cost of $900 per month. The offices are equipped with computers, telecommunication infrastructure, a Zetron 2000 paging terminal, pager inventory, and radio link transmitters to the Company's Kololo Hill transmitter facility. The transmission facility on Kololo Hill includes, 1 DX 250Watt paging transmitter and 2 50 Watt ComWave MMDS transmitters, satellite receiving equipment, power conditioning and electrical distribution infrastructure.

Rabat, Morocco


     OVM, maintains an office a repair and distribution center at Villa Yasmina 31 Ave. Tarikibn Ziad, Rabat Morocco. . The offices are sub-leased from Afro American Services on a month to month basis at a cost of $1,000 per month. Based on the current market conditions for office space in Rabat the Company is confident that it could secure other offices under similar terms and conditions should its tenancy be terminated. The offices are equipped with computers, telecommunication infrastructure, VSAT receive only satellite dishes and satellite receiver equipment. The offices also include demonstration facilities for showing satellite television programs that the Company distributes. The repair and distribution center includes test installation, and electronic repair equipment, and Integrated Receiver Decoder, satellite dish and coaxial cable inventory.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of September 30, 1999, (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock; (ii) each of the Company's directors and officers; and (iii) all directors and officers of the Company as a group.


=================================================================================================
                                                                Shares of           Percentage of
                                                                Common              issued and
                                                                Stock               outstanding
                             Name and address                   Beneficially        shares held
                            of Beneficial Owner                 Owned
-------------------------------------------------------------------------------------------------
Nostrad Telecommunications Pte. Ltd.
(70% Kam Lo Lim, 20% SS Teo, 10% C Farnworth)
14-02-03 Forum 583 Orchard Road, Singapore 238884                5,303,000                48%

Siong Seng Teo
23 Queen Astrid Park, Singapore 266828                           2,144,900(2)             19%

Kam Lo Lim
24 Cornwall Gardens, Singapore 269649                            5,903,000(3)             52%

Cher Lim
437 Southborough Dr., West Vancouver, BC Canada V7S 1M3            100,000                 1%

Chris Farnworth
901- 1188 Quebec Street, Vancouver, BC, Canada V6A 4B3             782,473(4)              7%

David Alexander
2555 Keats Road, North Vancouver, BC, Canada, V7H 2M7              217,000(5)              2%

Directors and Officers as a group (6 persons)                    7,026,173                61%
=============================================================================================

(1) Nostrad Telecommunications Pte. Ltd. (previously defined as Nostrad Singapore) is a privately owned Singapore company the share ownership of which is as follows Kam Lo (Lawrence) Lim, a director and President of the Company who owns 60%; Siong Seng Teo a director of the Company owns 30%; and, Chris Farnworth, a Senior Vice President and director of the Company owns 10%.

(2) Includes 1,590,900 shares of the shares owned of record by Nostrad Singapore and reflecting Mr. Teo proportionate interest in Nostrad Singapore, but does not include 91,667 owned by Teng Seng Teo (Mr. Teo's brother) as to which Mr. Teo disclaims any beneficial ownership.

(3) Includes the 5,303,000 shares owned of record and beneficially by Nostrad Singapore but does not include 93,333 shares owned of record by Lim Yok Blen (Mr. Lim's father), 75,000 shares owned by Kam Soe Lim (Mr. Lim's brother), 91,667 owned by Siew Lee Lim (Mr. Lim's sister) and 98,334 shares owned by Tang Wan Tien (Mr. Lim's mother) as to which shares Mr. Lim disclaims any beneficial ownership. Also includes 200,000shares underlying an option granted to Mr. Lim by the Company. See "Item 6. Executive Compensation."

(4) Includes 530,000 shares of the shares owned by Nostrad Singapore and reflecting Mr. Farnworth's proportionate interest in Nostrad Singapore, 18,000 shares owned of record by Mr. Farnworth's wife Myrna Farnworth, and 27,000 shares owned by GECO Holding Ltd, a British Columbia corporation, wholly owned by Mr. Farnworth.

     Also includes 150,000 shares underlying an option granted to Mr. Farnworth by the Company. See "Item 6. Executive Compensation."

(5) Owned of record by 482130 BC Ltd, a British Columbia corporation wholly owned by David Alexander. Also includes 150,000 shares underlying an option granted to Mr. Alexander by the Company. See "Item 6. Executive Compensation."

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The  following  persons are the  directors  and  executive  officers of the
Company:


===========================================================================================================
Name                     Age     Position Held                                          Term
-----------------------------------------------------------------------------------------------------------
Dr. John Tydeman         53      Chairman of the Board and Director                     July 1, 1998


                                                                                        Chairman as of
                                                                                        September 27, 1999
-----------------------------------------------------------------------------------------------------------
Lawrence Lim             41      Chief Executive Officer, President and Director        September 30, 1997
-----------------------------------------------------------------------------------------------------------
Chris Farmworth          49      Senior Vice President, Business Development and
                                 Operations,                                            February 1, 1998.
-----------------------------------------------------------------------------------------------------------
David Alexander          48      Chief Financial Officer                                 March 1, 1998
-----------------------------------------------------------------------------------------------------------
Siong Seng Teo           52      Director                                               September 30,
-----------------------------------------------------------------------------------------------------------
Cher Lim                 28      Director                                               September 30, 1997
-----------------------------------------------------------------------------------------------------------

     All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.


     The Company currently has four full time personnel and is supported to the extent required by outside experts and consultants. Additional staff will be recruited as required to support the Company's growth and development. All of the full time personnel are contracted consultants. Key personnel also have equity positions and have executed confidentiality and non-competition agreements. Compensation levels are and will be commensurate with industry standards with incentive programs extended to the key personnel. Additionally OVM has approximately 15 full time employees, OVU has approximately 10 full time employees and HomeVision employs approximately 10 full time staff.


Directors and Officers

DR. JOHN TYDEMAN


Dr. John Tydeman, Chairman of the Board and Director, is the Programming and Strategic Liaison for the Company. A summary of Dr. Tydeman's employment history over the last five years is as follows: Dr. Tydeman is a self-employed consultant to the telecommunications industry specializing in designing, fixing and implementing pay television and satellite ventures. In 1995 - 1996, Dr. Tydeman was Chief Executive Officer for the start-up of ATL (the News Corporation and Subhash Chandra joint venture - ZEE TV in India, reporting to Rupert Murdoch). In 1996-1997, Dr. Tydeman was the Chief Executive Officer for the start up of ShowTime (a Kipco and Viacom joint venture). 1997- Present Dr. Tydeman currently consults to ATL; ShowTime; the Dolphin Group, a privately held Middle Eastern, multi-business enterprise; and the Shinawatra Group of Thailand. Dr. Tydeman holds a Ph.D. in systems engineering, an honors degree in statistics, as well as a degree in economics. Dr. Tydeman's other interests do not conflict with the business of The Company. Dr. Tydeman is available to the Company on as required basis and devotes 30-40% of his time to the business of the Company.


LAWRENCE LIM


Mr. Lawrence Lim, President and Chief Executive Officer, is a co-founder of the Company. A summary of Mr. Lim's employment history over the last five years is as follows: Mr. Lim is the principal shareholder and Managing Director of Nostrad International Pte. Ltd. ("NI"), a holding company with interests in trading, distribution, manufacturing, and telecommunications through sixteen subsidiary companies located in seven countries in Asia. Mr. Lim holds a Bachelor's degree from the University of British Columbia as well as a Master of Business Administration degree from the National University of Singapore. Mr. Lim's other interests do not conflict with the business of the Company. Mr. Lim devotes 60-70% of his time to the business of the Company.

Mr. Lim's responsibilities include directing the overall management and business development of the Company, as well as serving on the Board of Directors.


CHRISTOPHER FARNWORTH


Mr.  Christopher  Farnworth,   Director  and  Senior  Vice  President,  Business
Development and Operations, is a co-founder of the Company. A summary of Mr. Farnworth's employment history over the last five years is as follows: Mr. Farnworth has supervised the Company's technology selection, identified the system vendors, and heads the long-term strategic planning for the Company. Mr. Farnworth commenced his employment with the Company and its predecessor during 1994.

Mr. Farnworth is responsible for the day-to-day operations of the Company including international business market development and marketing, as well as sitting on the Board of Directors.


SIONG SENG, TEO


Siong Seng, Teo is a co-founder of the Company. A summary of Mr. Teo's employment history over the last five years is as follows: Mr. Teo is a shareholder and the Managing Director of Pacific International Lines Pte. Ltd. ("PIL"), privately held shipping and transportation group in Southeast Asia. Mr. Teo is also the Chief Executive Officer of Singamas Container Holdings Limited, a container manufacturing companythe Company listed on the Hong Kong Stock Exchange. Mr. Teo is a member and the chairman of various advisory committees of the Singapore Trade Development Board and serves as a council member of the Singapore Chinese Chamber of Commerce and Industry. Mr. Teo holds a First Class Honors degree in Naval Architecture and Ocean Engineering from the University of Glasgow.. Teo's other interests do not conflict with the business of the Company. Mr. Teo is available to the Company on as required basis and devotes 10-15% of his time to the business of the Company.

Mr. Teo's responsibilities include serving as a member of the Board of Directors and assisting in formulating the long term strategic planning of the Company.


CHER LIM


Cher Lim serves as a member of the Board of Directors. A summary of Ms. Lim's employment history over the last five years is as follows: Ms. Lim worked for Eurasia Damac, a major Asian diamond broker, headquartered in Singapore. Ms. Lim's other interests do not conflict with the business of the Company. Ms. Lim is available to the Company on as required basis and devotes 10% of his time to the business of the Company.


DAVID ALEXANDER

David Alexander, CA, is the Chief Financial Officer and Controller for the Company. A summary of Mr. Alexander's employment history over the last five years is as follows: Mr. Alexander is a self-employed consultant. Since 1994, Mr. Alexander has served as chief financial officer of Laminco Resources Inc. Since 1996, Mr. Alexander has served as a director for Pinewood Resources Inc. Mr. Alexander became CFO of the Company during 1998. Mr. Alexander has a degree in commerce from UBC and is an active member of the Institute of Chartered Accountants of British Columbia.

Mr. Alexander is responsible for providing the administrative support to operations, as well as regulatory and shareholder reporting and liaison.

Key Employees

MICHAEL DEMAN


Mr. DeMan is the Company's Regional Manager. Mr. DeMan is based in the Company's Kampala, Uganda office. A summary of Mr. DeMan's employment history over the last five years is as follows: From 1998 to the present Mr. DeMan has worked for the Company and has been responsible for the operations management and subscriber development for the Company's telecommunications operations in Africa. From 1991 to 1997 he was involved in the design, construction and operational management of a number of MMDS and SMATV networks, including Cabletel and CableVision in Caracas Venezuela. His broad experience ranges from the regulatory environment to working with notable companies such as Cabeltel, Commtel Partners, and Comcast, to develop MMDS and fibre optic delivery systems. He also has extensive background in capital cost analysis, operating budgets, C and KU Band satellite receiving equipment, telephony, fibre optic delivery systems, audio/video/data communications and network IT systems, including Wireless Cable (MMDS), Paging, PCS, T1s, HFC, LANs, RF, DTH and DTH delivery systems.


ANTON M. VAN WOUW


Mr. Anton M. van Wouw is an independent consultant who is responsible for the engineering and systems integration for the Company. Mr. van Wouw's employment history over the last five years is as follows: Mr. van Wouw's major clients over the last five years are Rogers Cable, Shaw Cable, BC Telephony, Multi-Vision (Bolivia), and Can Bras (Brazil). Mr. van Wouw has extensive experience in the implementation of Pay TV and inter-system microwave, covering all aspects from systems engineering to hands on installations. Mr. van Wouw is a registered professional engineer (UBC). Mr. VanWouw acts, as a consultant for a number of companies with similar operations although in geographic areas that are unrelated to the Company's business, his activities are related only to technical and engineering duties and posses no conflict of interest.

Mr. van Wouw is responsible for system design, engineering, and integration.

General


     During the past five years no director, person nominated to become a director, executive officer, promoter or control person of the Company:

     (1) was the subject any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) was convicted in a criminal proceeding or while subject to a pending crimi.nal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Item 6.  Executive Compensation

     The following table sets forth information concerning the compensation of the named executive officers from September 30, 1997.


------------------------------------------------------------------------------------------------------------------
                                              Annual Compensation                    Long-Term Compensation
                                        --------------------------------------------------------------------------
                                                                               Awards               Payments
                                                                       -------------------------------------------
                                                              Other                Securities               All
                                Year                         Annual    Restricted    Under-                other
                                 or                          Compen-      Stock       Lying      LTIP     Compen-
          Name And             Period    Salary   Bonuses    sation     Award(s)    Options/    Payouts    sation
     Principal Position        Ended      ($)       ($)        ($)         ($)      SARs (1)      ($)       ($)
------------------------------------------------------------------------------------------------------------------
Lawrence Lim, President &    12/31/97
CEO                          -------------------------------------------------------------------------------------
                             12/31/98    80,000                                      200,000
                             -------------------------------------------------------------------------------------
                              12/31/99   96,000
------------------------------------------------------------------------------------------------------------------
David Alexanader, CFO        12/31/97
                             -------------------------------------------------------------------------------------
                             12/31/98    60,000                                      150,000
                             -------------------------------------------------------------------------------------
                              12/31/99   72,000
------------------------------------------------------------------------------------------------------------------
Chris Farnworth, Senior VP   12/31/97
                             -------------------------------------------------------------------------------------
                             12/31/98    60,000                                      150,000
                             -------------------------------------------------------------------------------------
                             12/31/99    72,000
                             -------------------------------------------------------------------------------------
TOTALS                       12/31/97
                             -------------------------------------------------------------------------------------
                             12/31/98   200,000                                      500,000
------------------------------------------------------------------------------------------------------------------
                              12/31/99  240,000
==================================================================================================================


(1) The options are exercisable at $0.65 per share and expire in September 28, 2000.

Item 7. Certain Relationships and Related Transactions

     The President of the Company, Lawence Lim, together with Vice President, Chris Farnworth, and Siong Seng Teo, own a Singapore Company, Nostrad
Telecommunications Pte. Ltd. ("Nostrad Singapore"). Nostrad Singapore has entered into a share purchase agreement with the Company whereby Nostrad Singapore has had the following shares issued to it for providing pay TV licenses:

1.   Mongolia MMDS licenses        2,000,000 shares      September 30, 1997.
2.   Uganda MMDS licenses          1,700,000 shares      September 30, 1997
3.   Ghana MMDS licenses           1,200,000 shares      April 20, 1998
4.   Tanzania MMDS licenses        1,200,000 shares      September 15, 1999

     Nostrad Singapore also received pursuant to the September 30, 1997 vend-in a promissory note for $300,000 from the Company. Nostrad Singapore can, if vended into the Company before February 25, 2000, earn up to an additional 2,000,000 shares if a Morocco Pay TV license is vended to the Company; and up to an additional 1,500,000 shares if an Indonesia Pay TV license is vended to the Company.

     On February 1, 1998, the Company entered into five year Confidential Services Agreements as follows:

1.   Mr. Lawrence Lim at $8,000 per month.
2. Mr. Christopher Farnworth at $6,000 per month through his wholly owned holding company Geco Holdings Ltd.
3. Mr. David Alexander at $6,000 per month through his wholly owned holding company 482130 BC Ltd.


Item 8.  Description of Securities

     The Company is authorized to issue 25,000,000 shares of the Common Stock of which 11,100,000 shares were issued and outstanding as of December 31, 1999. Each outstanding share of the Common Stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the shareholders.

     The holders of the Common Stock (i) have equal rights to dividends from funds legally available therefore, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to the holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;
(iii) do not have preemptive, subscription or conversion rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

     The holders of the Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related

Stockholder Matters

     The Common Stock has been quoted on the Pink Sheets since February 1999 under the symbol NSTC. The following table sets forth high and low bid prices for the Common Stock for the calendar quarters indicated as reported by J. Alexander Securities Inc. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

                                        High           Low         Volume
Feb. Through March 31, 1999            $1.50         $0.875        16,700
April Through June 30, 1999             1.30           .875        58,900
July Through September 30,1999          1.25           .875        17,000
October through December 31, 1999       1.00           .875          --

     As at December 31, 1999 the Company had approximately 230 registered holders of its common stock.

Item 2. Legal Proceedings

     The Company is not a party to any proceeding or litigation and has no knowledge of any threatened or pending proceeding or litigation against the Company.

Item 3. Changes in and Disagreements with Accountants

     There have been no changes in or disagreements with the Company's accountants.

Item 4. Recent Sales of Unregistered Securities

     During the past 3 years, the Company issued the following securities.

1 Pursuant to the Acquisition and Restructuring, the Company issued 3,700,000 shares to Nostrad Telecommunications Pte. Ltd. Singapore in reliance on
     Section 4(2) of the Securities Act. These shares were issued February 25, 1998.

2 The Company issued 1,500,000 shares on September 15, 1998 to 20 non-US persons in consideration of an aggregate of $1,000,000 in reliance of Regulation S of the Securities Act.

3 The Company issued 500,000 shares on September 15, 1998 in exchange for an additional 20% interest in OmniVision (U) Ltd., a Uganda company.

4 The Company issued 1,200,000 shares on September 15, 1998 to Nostrad Singapore under a share purchase agreement for obtaining pay TV licenses in Ghana in reliance on Section 4(2) of the Securities Act.

5 The Company issued 1,200,000 shares on September 15, 1999 to Nostrad Singapore under a share purchase agreement for obtaining pay TV licenses in Tanzania in reliance on Section 4(2) of the Securities Act.

     The Company believes that all of the issuances of the Common Stock were exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof, Regulation D and/or S under the Securities Act.

Item 5. Indemnification of Directors and Officers

     Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

     Article VIII of the Company's By-laws provides in relevant part, that:

     "...the corporation shall indemnify any director, officer, employee or agent of the corporation, or any person serving in any such capacity of any other entity or enterprise at the request of the corporation, against any and all legal expenses (including attorney's fees), claims and/or liabilities arising out of any action, suit or proceeding, except an action by or in the right of the corporation."

     Expenses incurred in defending any action, suit or proceeding may be paid by the Company in advance of the final disposition, when authorized by the Board of Directors. The Company does not have nor does it anticipating obtaining any directors' and officers' liability insurance.

     The Securities and Exchange Commission's Policy on Indemnification.

     Insofar as indemnification for liabilities arising under the Act may be permitted to any of the Company's directors, officers and controlling persons pursuant to any provisions contained in the Company's certificate of incorporation, by-laws or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

                                    PART F/S

Item 13. Financial Statements


                         NOSTRAD TELECOMMUNICATIONS INC.

                                      INDEX

A.       Audited                                                    Page No.
                                                                    --------

Audited Report Dated May 28, 1999..................................... 48

Consolidated Balance Sheets December 31, 1998 & 1997.................. 49

Consolidated Statements of Operations
     Years ended December 31, 1998 & 1997............................. 50

Consolidated Statement of Shareholders Equity
     For the year ended December 31, 1998............................. 51

Consolidated Statement of Cash Flows
     Years ended December 31, 1998 & 1997............................. 52

Notes to Consolidated Financial Statements............................ 53-60

B.   Unaudited



Consolidated Balance Sheets
     September 30, 1999 & 1998 and December 31, 1998.................. 61

Consolidated Statements of Operations
     Nine Months & Quarters ended September 30, 1999 & 1998........... 62

Consolidated Statement of Shareholders Equity
     For the Nine Months ended September 30, 1999..................... 63

Consolidated Statement of Cash Flows
     Nine Months & Quarters ended September 30, 1999 & 1998........... 64

Notes to Consolidated Financial Statements............................ 65

INDEPENDENTAUDITORS' REPORT

To the Board of Directors and
Stockholders of Nostrad Telecommunications, Inc.

We have audited the accompanying consolidated balance sheet of Nostrad Telecommunications, Inc. and subsidiaries (the "Company") as of December 31, 1998, and the related consolidated statements of loss, deficit and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant recurring net losses, negative operating cash flow, and has uncertainty relative to the successful exploitation of its assets which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might arise from these uncertainties.

                                                                 /s/ Jay Shapiro
                                                     ---------------------------
                                                          JAY J. SHAPIRO, C.P.A.
                                                      A Professional Corporation



Encino, California
May 28, 1999

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------

Assets                                               December 31,   December 31,
                                                         1998          1997
                                                     --------------------------
Current Assets
  Cash                                               $    74,367    $     2,387
  Trade receivables                                       34,222         25,690
  Due from related parties                                  --             --
  Inventory                                              108,114          7,778
  Deposits & prepaid expenses                             32,120         40,277
--------------------------------------------------------------------------------
                                                         248,823         76,132
Licenses and Development Costs (note 3)
  Licenses, net                                          275,140        141,440
  Deferred development costs                             386,447        120,734
--------------------------------------------------------------------------------
                                                         661,587        262,174
Fixed Assets (note 4)
  Fixed Assets                                           463,281        204,007
  less Accumulated Depreciation                         (144,730)       (54,580)
--------------------------------------------------------------------------------
                                                         318,551        149,427
--------------------------------------------------------------------------------
                                                     $ 1,228,961    $   487,733
================================================================================

Liabilities
Current Liabilities
  Accounts payable (note 7)                          $   435,074    $    61,543
  Shareholder loans (note 7)                             581,849         74,436
  Other                                                    8,867          4,014
--------------------------------------------------------------------------------
                                                       1,025,790        139,993
--------------------------------------------------------------------------------
Commitments (notes 5, 7, and 8)

Shareholders' Equity
Share Capital (note 5)
  Authorized
     25,000,000 common shares, par value $0.001
  Issued & outstanding - 9,900,000 common shares
     shares (3,000,000 common shares at
     December 31, 1997)                                    9,900          6,700
Additional Paid-in Capital                             1,489,695        367,640
Share subscriptions received                                --          300,000
Accumulated Deficit                                   (1,296,424)      (326,600)
--------------------------------------------------------------------------------
                                                         203,171        347,740
--------------------------------------------------------------------------------
                                                     $ 1,228,961    $   487,733
================================================================================

The notes to consolidated financial statements are an integral part thereof

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

                                                      Year ended     Year ended
                                                     December 30,   December 30,
                                                         1998           1997
                                                     -----------    -----------
Revenues
  Sales & Service Revenues                           $    60,126    $    15,997
--------------------------------------------------------------------------------
Cost of Sales
  Materials                                               50,534         14,655
  Direct Marketing                                        13,931          2,458
--------------------------------------------------------------------------------
                                                          64,465         17,113
--------------------------------------------------------------------------------
Gross Profit                                              (4,339)        (1,116)

Expenses
  Professional costs                                     279,047         16,528
  Office and administration                              270,282         47,318
  Travel                                                 127,195         21,680
  Depreciation & amortization                             90,308         73,932
  Salary and benefits                                     59,376         39,652
  Communication costs                                     37,244          2,631
  Investor relations                                      18,797           --
--------------------------------------------------------------------------------
                                                         882,249        201,741
--------------------------------------------------------------------------------
Operating Loss                                          (886,588)      (202,857)
Other

  Deferred Cost write down                               (71,307)      (132,000)
--------------------------------------------------------------------------------

Net loss                                             ($  957,895)   ($  334,857)

================================================================================
Average Number of outstanding                          7,638,082      3,000,000
--------------------------------------------------------------------------------

Net (loss) per share                                 $     (0.13)   $     (0.11)
================================================================================

The notes to consolidated financial statements are an integral part thereof

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

---------------------------------------------------------------------------------------------------------------------
December 31, 1998
                                                                             Foreign
                                                                             Currency
                        Subscribed            Common Stock        Additional Translation
                  ----------------------------------------------   Paid-in   Adjustment   Accumulated
                    Shares      Amount      Shares     Amount      Capital                  Deficit     Total
---------------------------------------------------------------------------------------------------------------------
Common stock
split after
January 1,
1997                     --    $     --    3,000,000     $3,000    $       --   $    --   $        --       $ (3,000)


Share
Subscriptions       461,538     300,000           --         --            --        --            --       (300,000)


Reverse
Acquisition by
Nostrad                  --          --    3,700,000      3,700      (367,640)    8,257            --       (371,340)


Net loss - 1997          --          --           --         --            --        --       326,600       (326,600)
---------------------------------------------------------------------------------------------------------------------
Balance
December 31,
1997                461,538     300,000    6,700,000      6,700       367,640     8,257      (326,600)       347,740
---------------------------------------------------------------------------------------------------------------------
Private
Placement, net
of Subscriptions   (461,538)   (300,000)   1,500,000      1,500       973,500        --            --        675,000

Finders Fees             --          --           --         -        (19,745)       --            --        (19,745)

Shares issued

for Licenses             --          --    1,700,000      1,700       168,300        --            --        170,000

Net loss - 1998          --          --           --         -             --   (11,929)     (969,824)      (969,824)
---------------------------------------------------------------------------------------------------------------------
Balance
December 31,
1998                     --    $     --    9,900,000     $9,900    $1,489,695   $(3,672)  $(1,296,424)     $ 203,171
=====================================================================================================================

The notes to the consolidated  financial statements are an integral part thereof

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------------

                                                     Year ended      Year ended
                                                    December 30,    December 30,
                                                         1998           1997
OPERATING ACTIVITIES

  Net income (loss) for period                      $  (957,895)    $  (334,857)
  Add expense items not involving cash

      Development cost write down                        71,307         132,000
      Depreciation                                       90,308          73,932
--------------------------------------------------------------------------------
                                                       (796,280)       (128,857)

  Add changes in non-cash working capital
    items:
      Accounts receivable                                (8,532)
      Inventory                                        (100,355)         (7,779)
      Deposits & prepaid expenses                         8,156         (40,277)
      Accounts Payable                                  366,455          73,814

--------------------------------------------------------------------------------
Net funds (used) by operating activities               (530,536)       (128,857)

INVESTING ACTIVITIES
  Licenses & deferred development costs                (300,720)       (413,526)
  Fixed asset purchases                                (259,432)       (204,007)
--------------------------------------------------------------------------------
Net funds (used) by investing activities               (560,152)       (617,533)

FINANCING ACTIVITIES
  Shares issued for cash, net                           955,255            --
  Shares issued in reverse acquisition                     --           374,340
  Shares subscriptions                                 (300,000)        300,000
  Shareholder loans                                     507,413          74,437
--------------------------------------------------------------------------------
Net funds provided by financing activities            1,162,668         748,777
--------------------------------------------------------------------------------

NET INCREASE IN CASH                                     71,979           2,387
   Cash at beginning of period                            2,387            --
--------------------------------------------------------------------------------
CASH AT END OF PERIOD                               $    74,366     $     2,387
================================================================================

The notes to consolidated  financial statements are an integral part thereof

Supplemental information:
  Interest paid                                     $      --     $        --
                                                    -----------     ------------
  Taxes paid                                        $      --     $        --
                                                    -----------     ------------
  Shares issued for licenses                        $   170,000     $      --
                                                    -----------     ------------

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

1.   ORGANIZATION AND BASIS OF PRESENTATION



Nostrad Telecommunications Inc. ("Nostrad" or the "Company") was incorporated in Nevada on September 24, 1993. On September 29, 1997, the Company's name was changed from Cave Productions, Inc. to Nostrad. Effective September 30, 1997, Nostrad Telecommunications Pte. Ltd., a private Singapore company ("Nostrad Singapore") sold its wholly owned subsidiary companies Nostrad Media Pte. Ltd., a Singapore company which holds the Company's interests in Asian licenses; and OmniVision Africa Ltd., a British Virgin Island company, which holds the Company's interests in African licenses; (collectively as "Nostrad Subsidiaries") to the Company for 3,700,000 common shares and $300,000 cash or kind. The transaction was accounted for as a reverse acquisition with no effect on the historic financial statements of the acquirers. The historic financial statements of the acquirers were combined without recognition of purchase accounting. Nostrad Singapore may also be compensated up to 5,000,000 shares of common stock for successful performance relative to license issuance in three emerging countries.



 The Company is focused on developing, acquiring and managing media and telecommunication operations in emerging markets of Asia, Africa and at a later stage, Latin America. To-date, Nostrad has obtained Subscription Television licenses in Morocco, Uganda, Ghana and Tanzania. The DTH Subscription TV services in Morocco have been implemented with a recently commenced soft-launch in February 1999. Full launch of ShowTime (a subsidiary of Viacom) and ART programming is expected to be in April 1999. In addition, Nostrad has obtained nation-wide paging licenses in Uganda and is currently implementing alphanumeric and voice paging services in Kampala. Apart from the foregoing, the Company is also actively pursuing licenses for Subscription TV, Internet Service Provision, Mobile and Fixed Wireless Telephony, and Paging Services in other countries in Asia and the African sub-continent

A. Morocco Operations. A 65% owned company is licensed to distribute Satellite DTH Subscription TV programming. The subsidiary has entered into an agreement with Showtime, a Viacom company, to distribute Showtime's direct to home (DTH) programming package throughout Morocco. Applications have been made for operating license and frequencies to provide up to
     60-channels  of  MMDS   Subscription  TV,  Internet   Services  and  Paging
     operations.

B. Tanzania MMDS Pay TV Operations. A 80% owned company holds exclusive frequencies and licenses to operate a seven-channel MMDS Subscription TV system in Tanzania. Applications have been approved for additional frequencies to provide up to 15 channels of programming.

C. Ghana MMDS Pay TV Operations. An 80% owned subsidiary holds exclusive frequencies and licenses to operate a six-channel MMDS Subcription TV system in Ghana. Applications have been made for additional frequencies to provide up to 18 channels of programming.

D. Uganda MMDS Pay TV Operations. A 100% owned subsidiary holds exclusive frequencies and licenses to operate a 19-channel MMDS system in Uganda. Applications have been made for an additional 8 frequencies.

E. Uganda Paging Operations. A 100% owned subsidiary holds licenses to operate 5 paging channels. The system is currently being implemented.

F. Mongolia Paging Operations. An 80% owned subsidiary holds licenses to operate 5 paging channels. The system currently has 2 channels in operation capable of providing service to 4,000 subscribers.

G. Mongolia MMDS Pay TV Operations. An 80% owned subsidiary holds exclusive frequencies and licenses to operate a 35 channel MMDS system.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

1.   ORGANIZATION AND BASIS OF PRESENTATION (continued)

The summary chart of the Company's holdings are as follows:


                        --------------------------------
                        Nostrand Telecommunciations Inc.
                        --------------------------------

----------------------------------------------------    ------------------------
                OmniVision Africa Ltd.                   Nostrad Media Pte. Ltd.
                         100%                                      100%
----------------------------------------------------    ------------------------

----------    ----------    ----------    ----------            ----------
OmniVision    OmniVision    OmniVision    OmniVision             Mongolia
  Uganda       Tanzania       Ghana         Maroc               HomeVision
   100%           80%          80%           65%                   80%
----------    ----------    ----------    ----------            ----------

The Company has executed an Agreement with Entertainment World Ltd. ("EWL") an Australian Stock Exchange (ASTL) listed company, for the establishment of Asia Learning World Pte Ltd ("ALW") which plans to telecast two new learning channels throughout the Asia-Pacific Region via digital satellite and cable transmission systems. ALW will fill a need in the Asia market for both Pay-TV with substantive knowledge programming and for students who seek an international quality degrees and other training opportunities. In addition, the relationship formed by Nostrad and ALW blends a unique mix of skills that will enable ALW to possess the requisite experience and credibility to deal with education markets and Pay-TV operators. Nostrad has entered into a five year agreement to provide management services to ALW.

As of September 30, 1997, the Company agreed to issue 2,000,000 common shares and pay $150,000 for 100 per cent of the issued and outstanding common shares of Nostrad Media Pte. Ltd., and agreed to issue 1,700,000 common shares and to pay $150,000 for 100 per cent of the issued and outstanding common shares of OmniVision Africa Ltd. The Company has also agreed to issue performance shares to be issued within 24 months of September 30, 1997 as outlined on the following table. To date 1,200,000 shares have been issued for obtaining the Ghana MMDS license.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
December 31, 1998

1.   ORGANIZATION AND BASIS OF PRESENTATION (Continued)

          Country                                        Performance Stock
          ----------------------------------------------------------------
          Tanzania                                               1,500,000
          Morocco                                                2,000,000
          Indonesia                                              1,500,000
                                                 -------------------------
                                                                 5,000,000
                                                 =========================

The Company is in the process of establishing an international telecommunication operation, which includes providing wireless cable, paging, telephone and internet services. The recoverability of the amounts shown for licenses and deferred development costs is dependent upon the ability of the Company to obtain necessary financing to complete the infrastructure required to provide these services, and to operate on a profitable basis. The Company has completed a common stock offering of 1,500,000 common shares and has received $955,255 in net proceeds. The Company, during its startup phase, has experienced a substantial operating deficit since inception of $1,296,424. Management has been dependent on financing from related parties, which have invested approximately $1,000,000 as of December 31, 1998. There is no assurance that related parties will continue such funding or that the Company can satisfy $1,025,790 in obligations from the successful exploitation of its assets. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and of acquired subsidiary companies: Nostrad Media Pte. Ltd. (100% owned), Mongolia Home Vision Corporation HH (80% owned by Nostrad Media Pte. Ltd.), OmniVision Africa Ltd. (100% owned), OmniVision (U) Ltd. (100% owned by OmniVision Africa Ltd.), OmniVision (Ghana) Ltd. (80% owned by OmniVision Africa Ltd.), OmniVision (Tanzania) Ltd. (80% owned by OmniVision Africa Ltd. and OmniVision (Maroc) Ltd. (65% owned by OmniVision Africa Ltd.). All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.

Cash Equivalents

The Company defines cash equivalents as highly liquid financial instruments purchased with a maturity of ninety days or less.

Consolidated Financial Statements
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
December 31, 1998

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory


The Company records inventory on a FIFO basis at the lower of cost or market.


Licenses and Deferred Development Costs

The Company capitalizes the costs related to obtaining rights to provide paging, cable television, telephone, and Internet services in specific countries, and for the rights to broadcast specific channels. Costs incurred are initially capitalized as Deferred Development Costs. If after a twelve-month period, rights have not been fully obtained, the Deferred Development Costs will be expensed. There is no assurance that revenues exceeding these costs will be realized by the Company.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on a straight line basis over their estimated useful life as follows:

                                                Years
                                                -----

o    Office equipment, furniture & fixtures       3
o    Automotive & transportation equipment        3
o    Leasehold improvements                       3
o    Operating Equipment & tools                  3
o    Transmission Station & Tower                 5

Foreign Currency Translation

Transactions recorded are translated into United States dollars, its reporting currency, as follows:

o Monetary assets and liabilities at the rate prevailing at the balance sheet date.

o    Non-monetary assets and liabilities at historic rates

o Income and expenses at the average rate in effect during the year. Any gain or loss is reflected on the consolidated statement of operations & deficit.


The local currencies of Canada, Singapore, Mongolia, Uganda and Ghana are the Company's functional currencies. Accordingly, the translation gain or loss is reported as a component of Stockholder Equity.


Earnings per share


Earnings per share are calculated by dividing the Income (loss) available to common stockholders by the weighted average number of shares outstanding during the period. The weighted average number of shares is determined by weighting the number of shares outstanding by the number of days which the shares were outstanding during the year.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

3.   LICENSES AND DEFERRED DEVELOPMENT COSTS


Accumulated  costs  incurred  in  obtaining  license   agreements  and  deferred
development costs for expenses used to obtaining licenses are as follows:


Licenses
              Country                                             Amount
--------------------------------------------------------------------------------
              Ghana (a)                                         $  120,000
              Uganda (b)                                            87,500
              Mongolia (c)                                         106,267
                                                                ----------
                                                                   313,767
              Amortization                                         (38,627)
                                                                ----------
                                                                $  275,140
                                                                ==========
Deferred Development Costs
              Country                                            Amount
--------------------------------------------------------------------------------
              Myanmar                                           $   11,882
              Pakistan                                               9,902
              Asia Learning World (d)                               40,354
              Democratic Republic of the Congo                       5,782
              Ghana                                                 36,341**
              Morocco (f)                                           52,094**
              Uganda                                               147,319**
              Cote d'Ivorie                                             42
              Kenya                                                 10,986
              Tanzania (e)                                          26,946**
              Indonesia                                             29,382
              Tunisia                                                5,177
              Bangladesh                                            10,241
                                                                ----------
                                                                $  386,447
                                                                ==========

(a)  Ghana

The licenses granted to the Company by the Government of Ghana (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into agreements to broadcast certain channels in Ghana. The Company issued Nostrad Singapore 1,200,000 shares as per agreement (See Note 5).

(b)  Uganda

The licenses granted to the Company by the Government of Uganda (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into exclusive agreements to broadcast certain channels in Uganda. In November 1997, the Company's interest in its Uganda subsidiary has increased from 80% to 100%. (See Note 5 (a), Share Capital)

(c)  Mongolia

The Company has entered into several agreements in Mongolia (see note 1), which grant the Company exclusive rights to broadcast under certain frequency spectrum. During May 1998, the paging system has been upgraded to offer voice paging, answering services, remote message retrieval, and storage in Ulaanbaator, Mongolia's capital. Upon completion of beta testing, the Company will launch its paging services. The Company has also entered into exclusive agreements to broadcast certain channels in Mongolia. The License granted expires May 17, 2006.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

3.   LICENSES AND DEFERRED DEVELOPMENT COSTS (continued)

(d)  Asia Learning World

In order to provide a substantial education component to the Company's broadcast system, the Company has agreed to enter into a joint venture project with Entertainment World Ltd. known as the "Asia Learning World".

(e)  Tanzania

The licenses granted to the Company by the Government of Tanzania (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into agreements to broadcast certain channels in Tanzania. The Company will be issuing Nostrad Singapore up to 1,500,000 shares as per agreement (See Note 1).

(f)  Morocco

The Company has applied for exclusive rights to certain frequency spectrum to the Government of Morocco. If received, the Company will enter into exclusive agreement to broadcast certain channels in Morocco. The Company also has certain rights to market Satellite DTH Subscription TV channels in Morocco. If the Company is successful to obtaining exclusive rights to certain frequency spectrum, the Company will be issuing Nostrad Singapore up to 2,000,000 shares as per agreement.

4.   FIXED ASSETS

Fixed assets of the Company consist of the following:

                                                  December 31,      December 31,
                                                      1998             1997
------------------------------------------------------------------------------
Office equipment, furniture & fixtures             $  85,537         $  21,081
Transportation equipment                              26,000            25,624
Leasehold improvements                                22,147            27,435
Transmission station & tower                         267,289           100,668
Operating equipment & tools                           62,308            29,199
                                                   ---------         ---------
                                                     463,281           204,007
                                                    (144,730)          (54,580)
                                                   ---------         ---------
                                                   $ 318,551         $ 149,427
                                                   =========         =========

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

5.   SHARE CAPITAL

a)   Common shares issued and outstanding since inception are as follows:

Fiscal period and consideration received           Number of      Par value  Additional paid-in
                                                      shares         amount             capital
-----------------------------------------------------------------------------------------------
March 1, 1993 - cash                               3,000,000         $3,000          $       --
September 30, 1997
   Purchase of Nostrad Media Pte. Ltd. and

   OmniVision Africa Ltd.                          3,700,000          3,700             367,640
September 15, 1998
   Private Placemen (b)                            1,500,000          1,500             953,755
September 15, 1998
   Acquisition of 20% of Uganda License (a)          500,000            500              49,500
   Acquisition of 80% of 1,500,000 shares for
   Ghana license interests                         1,200,000          1,200             118,800
                                                   --------------------------------------------
                                                   9,900,000         $9,900          $1,489,695
                                                   ============================================

a) On October 15, 1997, the Company entered into an agreement to purchase the remaining 20% interest in OmniVision (U) Ltd. for consideration of 500,000 shares of the Company. Shares were issued on September 15, 1998.

b) The Company entered into a Private Placement Offering dated November 27, 1997. Under the terms of this agreement, the Company issued 1,500,000 shares for total proceeds of $975,000. Finders fees of $19,745 were paid. Nostrad Singapore had agreed to convert a maximum of the $300,000 owed to shares by participating in the Private Placement Offering. As the Private Placement Offering was oversubscribed, Nostrad converted $60,693 to acquire shares.

c) The Company has reserved 5,000,000 shares of common stock for successful performance by Nostrad Singapore in obtaining licenses in three countries. As formal agreements have been entered into with Ghana and Tanzania, the Company has issued 1,200,000 shares to Nostrad Singapore for its 80% interest in licenses in Ghana.

d) On September 30, 1998, the Company entered into a Stock Option Plan. Under the terms of this agreement, the Company can issue up to 1,500,000 shares to officers, directors, consultants and key employees. Stock option agreements entered into to date agree to issue up to 1,235,000 shares at $0.65 per share. Each stock option agreement expires on September 30, 2000. At the time the stock options were issued, there was no market for the stock. Subsequently, the stock has commenced trading but with little volume. Consequently, there is no compensation cost for the Company's stock option plan and application of FASB Statement No. 123, "Accounting for Stock-Based Compensation" results in the net loss and net loss per common share remaining unchanged.

6.   INCOME TAXES

The Company has incurred losses totaling approximately $1,296,000 that may be carried forward to reduce taxable income in future years. No deferred asset has been recognized due to the uncertainty of future realization of any tax benefit.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

7.   COMMITMENTS


The Company has an agreement with its officers to provide international management of its operations. The terms of the contract are for a period of five years at an annual cost of $240,000. Related party transactions include amounts in accounts payable due to a director or related company of $286,000 and amounts due to Nostrad Singapore of $581,849. Both of these amounts carry no interest and are supported by notes payable on demand.


8.   YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspect of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

9.   COMPREHENSIVE INCOME


Effective December 31, 1998, the Company adopted FASB Statement #130 ("FAS#130"), "Reporting Comprehensive Income". Comprehensive income for this Companythe Company includes foreign currency adjustments. The adoption of FAS#130 did not have a material effect on the Company's primary financial statements, but did affect the presentation of the accompanying Company statement of shareholders' equity.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

--------------------------------------------------------------------------------

Assets                                                 September 30,     December 31,    September 30,
                                                           1999              1998            1998
                                                        (unaudited)                       (unaudited)
                                                       ----------------------------------------------
Current Assets
  Cash                                                  $    61,563      $    74,367      $    45,276
  Trade receivables                                          45,768           34,222           64,962
  Due from related parties                                   52,872             --            162,644
  Inventory                                                 105,942          108,114
  Deposits & prepaid expenses                                41,206           32,120          77,138
-----------------------------------------------------------------------------------------------------
                                                            307,351          248,823          350,020
Licenses and Development Costs (note 2)
  Licenses, net                                             369,825          275,140          507,237
  Deferred development costs                                408,911          386,447          244,075
-----------------------------------------------------------------------------------------------------
                                                            778,736          661,587          751,312
Fixed Assets
  Fixed Assets                                              505,929          463,281          359,819
  less Accumulated Depreciation                            (244,713)        (144,730)        (101,984)
-----------------------------------------------------------------------------------------------------
                                                            261,216          318,551          257,836
-----------------------------------------------------------------------------------------------------
                                                        $ 1,347,303      $ 1,228,961      $ 1,359,168
=====================================================================================================

Liabilities
Current Liabilities
  Accounts payable                                      $   905,821      $   435,074      $   243,980
  Shareholder loans                                         676,593          581,849          328,136
  Other                                                     274,521            8,867            8,689
-----------------------------------------------------------------------------------------------------
                                                          1,856,936        1,025,790          620,796
-----------------------------------------------------------------------------------------------------
Commitments

Shareholders' Equity
Share Capital
  Authorized
     25,000,000 common shares, par value $0.001
  Issued & outstanding - 11,100,000 common                   11,100            9,900            9,900
   shares  (9,900,000 common shares at September 30
   & December 30, 1998)
Additional Paid-in Capital                                1,608,495        1,489,695        1,489,695
Accumulated Deficit                                      (2,129,228)      (1,296,424)        (761,223)
-----------------------------------------------------------------------------------------------------
                                                           (509,633)         203,171          738,372
-----------------------------------------------------------------------------------------------------
                                                        $ 1,347,303      $ 1,228,961      $ 13,59,168
=====================================================================================================

The notes to unaudited condensed consolidated financial statements are an integral part thereof

Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------

                                   Nine months       Nine months        Quarter           Quarter
                                      Ended             Ended            ended             ended
                                  September 30,     September 30,     September 30,     September 30,
                                      1999              1998              1999              1998
                                      ----              ----              ----              ----
Revenues
  Sales & Service Revenues        $     39,805      $     38,419      $    (11,758)     $     26,059
----------------------------------------------------------------------------------------------------
Cost of Sales
  Materials                             71,403            27,625            58,921            22,821
  Direct Marketing                      18,776            13,554             8,662             4,581
----------------------------------------------------------------------------------------------------
                                        70,179            41,179            67,583            27,402
----------------------------------------------------------------------------------------------------
Gross Profit                           (50,374)           (2,760)          (79,341)           (1,343)

Expenses
  Professional costs                   285,746           123,012            81,879            79,164
  Office and administration            155,039            82,301           (30,050)           25,086
  Travel                                74,637            75,857            23,532            35,640
  Depreciation & amortization          120,982            60,921            54,896            19,715
  Salary and benefits                  168,760            26,509            58,582             6,854
  Communication costs                   42,715            22,408            22,315            13,511
  Investor relations                    12,908              --               6,370              --
----------------------------------------------------------------------------------------------------
                                       860,787           391,007           217,524           169,356
----------------------------------------------------------------------------------------------------
Operating Loss                        (911,161)         (393,768)         (296,865)         (170,699)
Other
  Deferred Cost Write down                --             (63,674)              --            (63,674)
----------------------------------------------------------------------------------------------------
Net loss                              (911,161)         (457,442)     $   (296,865)         (234,373)
====================================================================================================

Average Number of
  outstanding
  shares                             9,974,725         6,875,824        10,121,739         7,221,739
----------------------------------------------------------------------------------------------------

Net (loss) per share              $     (0.091)     $      (.067)     $     (0.029)     $      (.032)
====================================================================================================

The notes to unaudited condensed consolidated financial statements are an integral part thereof

Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)

--------------------------------------------------------------------------------
September 30, 1999

                                                                                         Foreign
                              Subscribed              Common Stock          Additional   Currency
                        ---------------------   -------------------------    Paid-in    Translation    Accumulated
                         Shares       Amount     Shares           Amount     Capital    Adjustment       Deficit       Total
------------------------------------------------------------------------------------------------------------------------------
Common stock
split after
January 1,
1997                         --     $     --    3,000,000        $ 3,000     $    --       $  --        $     --     $  3,000

Share
Subscriptions            461,538      300,000         --             --           --          --              --      300,000


Reverse
Acquisition by
Nostrad                      --           --    3,700,000          3,700      367,640         --              --      371,340

Foreign
Currency
Translation                  --           --          --             --           --        8,257              --       8,257
------------------------------------------------------------------------------------------------------------------------------
Net loss - 1997              --           --          --             --           --          --        (334,857)    (334,857)
------------------------------------------------------------------------------------------------------------------------------
Balance
December 31,
1997                     461,538      300,000   6,700,000          6,700      367,640       8,257       (334,857)     347,740
------------------------------------------------------------------------------------------------------------------------------
Private
Placement, net
of Subcriptions         (461,538)    (300,000)  1,500,000          1,500      973,500         --              --      675,000

Finders Fees                 --           --          --             --       (19,745)        --              --      (19,745)

Shares issued for
Licenses                     --           --    1,700,000          1,700      168,300         --              --      170,000

Foreign
Currency
Translation                  --           --          --             --           --      (11,929)             --     (11,929)
------------------------------------------------------------------------------------------------------------------------------
Net loss - 1998              --           --          --             --           --          --        (957,895)    (957,895)
------------------------------------------------------------------------------------------------------------------------------
Balance
December 31,
1998                      $  --         $ --    9,900,000       $  9,900   $1,489,695    $ (3,672)   $(1,292,752)   $ 203,171
------------------------------------------------------------------------------------------------------------------------------
Shares issued
for Licenses                 --           --    1,200,000          1,200      118,800         --              --      120,000
------------------------------------------------------------------------------------------------------------------------------
Foreign
Currency
Translation                  --           --          --             --           --       78,357            --        78,357
------------------------------------------------------------------------------------------------------------------------------
Net loss - 1999              --           --          --             --           --          --        (911,161)    (911,161)
------------------------------------------------------------------------------------------------------------------------------
Balance
June 30, 1999             $  --         $ --   11,100,000       $ 11,100   $1,608,495    $ 74,685    $(2,203,919)   $(509,633)
==============================================================================================================================

The notes to the unaudited condensed consolidated financial statements are an integral part thereof

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

                                     Nine months    Nine months      Quarter        Quarter
                                         Ended          Ended         ended          ended
                                     September 30,  September 30,  September 30,  September 30,
                                         1999           1998           1999           1998
                                         ----           ----           ----           ----
OPERATING ACTIVITIES
  Net income (loss) for period        $(911,161)     $(457,442)     $(296,865)     $(234,373)
  Add expense items not involving
      Development cost writedown           --           63,674           --           63,674
      Depreciation                      120,982         60,921         54,896         19,714
--------------------------------------------------------------------------------------------
                                       (790,179)      (332,847)      (241,969)      (150,985)
  Add changes in non-cash working
      Accounts receivable               (64,419)       (39,272)       (11,968)       (24,044)
      Inventory                           2,172       (154,866)         1,486        (82,782)
      Deposits & prepaids                (9,086)       (36,861)        (3,378)       (25,173)
      Accounts Payable                  814,759        209,931        285,535        127,760
--------------------------------------------------------------------------------------------
Net funds (used) by operating
activities                              (46,753)      (353,915)        29,706       (155,224)

INVESTING ACTIVITIES
  Licenses & deferred development         2,852       (396,329)        (3,687)      (192,943)
  Fixed asset purchases                 (63,646)      (155,812)         3,227        (96,321)
--------------------------------------------------------------------------------------------
Net funds (used) by investing
activities                              (60,794)      (552,141)          (460)      (289,264)

FINANCING ACTIVITIES
  Shares issued for cash, net              --          955,255           --          955,255
  Share subsciptions                       --         (300,000)          --         (904,250)
  Shareholder loans                      94,744        293,690        (18,000)       247,676
--------------------------------------------------------------------------------------------
Net funds provided by financing
activities                               94,744        948,945        (18,000)       298,681
--------------------------------------------------------------------------------------------

NET INCREASE IN CASH                    (12,803)        42,889         11,246       (145,807)
   Cash at beginning of period           74,366          2,387         51,317        191,083
--------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                 $  61,563      $  45,276      $  61,563      $  45,276
============================================================================================

The notes to condensed consolidated  financial statements are an integral part thereof

Supplemental information:
  Interest paid                       $     --       $     --       $     --       $     --
  Taxes paid                          $     --       $     --       $     --       $     --
  Shares issued for licenses          $ 120,000      $ 170,000      $ 120,000      $ 170,000
                                      ---------      ---------      ---------      ---------

Condensed Consolidated Financial Statements
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------
September 30, 1999

1.   INTERIM FINANCIAL STATEMENTS

     The results of operations for the interim period shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim period a fair statement of such operations. All such adjustments are of a normal recurring nature.

2.   CONTINUING OPERATIONS

     Nostrad Telecommunications Inc. ("Nostrad" or the "Company") was incorporated in Nevada on September 24, 1993. On September 29, 1997, the Company's name was changed from Cave Productions, Inc. to Nostrad.
     Effective September 30, 1997, Nostrad Telecommunications Pte. Ltd., a private Singapore company ("Nostrad Singapore") sold its wholly owned subsidiary companies Nostrad Media Pte. Ltd., a Singapore company which holds the Company's interests in Asian licenses; and OmniVision Africa Ltd., a British Virgin Island company, which holds the Company's interests in African licenses; (collectively as "Nostrad Subsidiaries") to the Company for 3,700,000 common shares and $300,000 cash or kind. Nostrad Singapore may also be compensated up to 3,500,000 shares of common stock for successful performance relative to license issuance in two emerging countries.

     In order to develop the licenses held by the Company, the Company must continue to raise funds. The Company has been heavily reliant upon its major shareholder, Nostrad Singapore to continue to fund the Company's growth. During the current fiscal year the Company's common shares commenced trading on the over the counter pink sheets. The Company is currently applying to get the Company's shares listed on a major stock exchange. If the Company is unable to list its shares, the ability to raise additional funds through the issuance of shares may be hampered.

     These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent upon the ability of the Company to raise additional financing and attain future profitable operations.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with United States generally accepted accounting principles

     a) The accompanying consolidated financial statements include the accounts of the Company and of acquired subsidiary companies: Nostrad Media Pte. Ltd. (100% owned), Mongolia Home Vision Corporation HH (80% owned by Nostrad Media Pte. Ltd.), OmniVision Africa Ltd. (100% owned), OmniVision (U) Ltd. (100% owned by OmniVision Africa Ltd.), OmniVision (Ghana) Ltd. (80% owned by OmniVision Africa Ltd.), OmniVision (Tanzania) Ltd. (80% owned by OmniVision Africa Ltd. and OmniVision (Maroc) Ltd. (65% owned by OmniVision Africa Ltd.). All significant inter-company accounts and transactions have been eliminated in consolidation.

     b) The Company capitalizes the costs related to obtaining rights to provide paging, cable television, telephone, and Internet services in specific countries, and for the rights to broadcast specific channels. Costs incurred are initially capitalized as Deferred Development Costs. If after a twelve-month period, rights have not been fully obtained, the Deferred Development Costs will be expensed. There is no assurance that revenues exceeding these costs will be realized by the Company.

                                    PART III


Items 1 and 2 Index to and Description of Exhibits

No.    Description*

2.1    Certificate of Incorporation*

2.2    Certificate of Amendment*

2.3    Certificate of Good Standing*

2.4    Certificate of Secretary of State*

2.5    By-Laws*

6.1 Agreement dated October 20,1998 between the Company and Asia Learning World Pte Ltd.*

6.2    Memorandum  of   Understanding   between   OmniVision   Africa  Ltd.  and
       CableVision (Africa) Ltd.*

6.3 Agreement dated October 20, 1998 between Asia Learning World Pte Ltd. and Entertainment World Limited CAN.*

6.4 Agreement dated October 20, 1998 between Asia Learning World Pte. Ltd and Entertainment World Limited CAN*

6.5    Agreement between the Company and Entertainment World Limited CAN*

6.6 Memorandum of Understanding among Globecommm Systems, NetSat Express and Omnivision Maroc SARL*

6.7 Agreement dated January 4, 1999 between OmniVision Maroc SARL and GulfDTH Production*

6.8 Amending Agreement dated May 27, 1999 between Omnivision Maroc SARL and GulfDTH Production*

6.9 Amendment Agreement dated January 14, 1999 between Omnivision Maroc SARL and GulfDTH Production*

6.10   Lease Agreement dated February 5,1997*

6.11   Stock Purchase Agreement dated February 25, 1997*

6.12   Joint Venture Agreement dated May 30, 1997*

6.13   Agreement   dated   August  6,  1999  between  the  Company  and  Pfluger
       Enterprises, L.L.C.*

6.14   Distribution   Agreement  between  La  Societe  d'Etudes  et  Realization audiovisuelles and OmniVision*

6.15 Agreement between the government of the Republic of Uganda and M/S Omnivision (U) Ltd.*

27     Financial Data Schedule*
----------
*    Previously Filed.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Amendment No. 1 to its registration statement on Form 10SB to be signed on its behalf by the undersigned, thereunder duly authorized.


Dated:  February 21, 2000                      Nostrad Telecommunications, Inc.


                                               By:/s/ Chris Farnworth
                                                  ----------------------------
                                               Chris Farnworth, Vice President

                        NOSTRAD TELECOMMUNICATIONS, INC.

                      Registration Statement on Form 10 SB

                                Index to Exhibits

No.    Description

2.1    Certificate of Incorporation*

2.2    Certificate of Amendment*

2.3    Certificate of Good Standing*

2.4    Certificate of Secretary of State*

2.5    By-Laws*

6.1 Agreement dated October 20,1998 between the Company and Asia Learning World Pte Ltd.*

6.2    Memorandum  of   Understanding   between   Omnivision   Africa  Ltd.  and
       CableVision (Africa) Ltd.*

6.3 Agreement dated October 20, 1998 between Asia Learning World Pte Ltd. and Entertainment World Limited CAN.*

6.4 Agreement dated October 20, 1998 between Asia Learning World Pte. Ltd and Entertainment World Limited CAN*

6.5    Agreement between the Company and Entertainment World Limited CAN*

6.6 Memorandum of Understanding among Globecommm Systems, NetSat Express and Omnivision Maroc SARL*

6.7 Agreement dated January 4, 1999 between OmniVision Maroc SARL and GulfDTH Production*

6.8 Amending Agreement dated May 27, 1999 between Omnivision Maroc SARL and GulfDTH Production*

6.9 Amendment Agreement dated January 14, 1999 between Omnivision Maroc SARL and GulfDTH Production*

6.10   Lease Agreement dated February 5,1997*

6.11   Stock Purchase Agreement dated February 25, 1997*

6.12   Joint Venture Agreement dated May 30, 1997*

6.13   Agreement   dated   August  6,  1999   between  the  Compan  and  Pfluger
       Enterprises, L.L.C.*

6.14   Distribution   Agreement  between  La  Societe  d'Etudes  et  Realisation audiovisuelles and OmniVision*

6.15 Agreement between the government of the Republic of Uganda and M/S Omnivision (U) Ltd.*

27     Financial Data Schedule*
----------
*    Previously Filed.